Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The financial information in this Form 6-K concerning TOTAL S.A. and its subsidiaries and affiliates (collectively, “TOTAL” or the “Group”) with respect to the third quarter of 2015 and nine months ended September 30, 2015, has been derived from TOTAL’s unaudited consolidated financial statements for the third quarter of 2015 and nine months ended September 30, 2015. The following discussion should be read in conjunction with the unaudited interim consolidated financial statements and the related notes provided elsewhere in this exhibit and with the information, including the audited financial statements and related notes, in TOTAL’s Annual Report on Form 20-F for the year ended December 31, 2014, filed with the Securities and Exchange Commission (“SEC”) on March 26, 2015, as amended on March 27, 2015.

A.   KEY FIGURES FROM THE CONSOLIDATED ACCOUNTS OF TOTAL*

3Q15	2Q15	3Q14	3Q15 vs 3Q14	in millions of dollars (except earnings per share and number of shares)	9M15	9M14	9M15 vs 9M14
40,580	44,715	60,363	-33%	Sales	127,608	183,611	-31%
				Adjusted net operating income from business segments
1,107	1,560	2,765	-60%	• Upstream	4,026	8,908	-55%
1,433	1,349	786	+82%	• Refining & Chemicals	3,882	1,533	x2.5
423	425	376	+13%	• Marketing & Services	1,169	1,009	+16%
486	685	851	-43%	Equity in net income (loss) of affiliates	1,761	2,198	-20%
0.45	1.29	1.52	-70%	Fully-diluted earnings per share ($)	2.89	4.35	-34%
2,312	2,292	2,285	+1%	Fully-diluted weighted-average shares (millions)	2,295	2,279	+1%
1,079	2,971	3,463	-69%	Net income (Group share)	6,713	9,902	-32%
6,040	6,590	7,769	-22%	Investments**	21,439	22,357	-4%
410	1,893	2,030	-80%	Divestments	5,287	4,501	+17%
5,630	4,616	5,740	-2%	Net investments***	16,071	17,731	-9%
5,989	4,732	7,639	-22%	Cash flow from operations	15,108	18,254	-17%

*	Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value. See “Analysis of business segment results” below for further details.
**	Including acquisitions.
***	Net investments = investments including acquisitions – asset sales – other transactions with non-controlling interests.

B.   ANALYSIS OF BUSINESS SEGMENT RESULTS

The financial information for each business segment is reported on the same basis as that used internally by the chief operating decision maker in assessing segment performance and the allocation of segment resources. Due to their particular nature or significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, certain transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred in prior years or are likely to recur in following years.

In accordance with IAS 2, the Group values inventories of petroleum products in the financial statements according to the First-In, First-Out (FIFO) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method in order to facilitate the comparability of the Group’s results with those of its competitors and to help illustrate the operating performance of these segments excluding the impact of oil price changes on the replacement of inventories. In the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end price differential between one period and another or the average prices of the period. The inventory valuation effect is the difference between the results under the FIFO and replacement cost methods.

The effect of changes in fair value presented as an adjustment item reflects, for trading inventories and storage contracts, differences between internal measures of performance used by TOTAL’s management and the accounting for these transactions under IFRS, which requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories recorded at their fair value based on forward prices. Furthermore, TOTAL, in its trading activities, enters into storage contracts, the future effects of which are recorded at fair value in the Group’s internal economic performance. IFRS, by requiring accounting for storage contracts on an accrual basis, precludes recognition of this fair value effect.

The adjusted business segment results (adjusted operating income and adjusted net operating income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value. For further information on the adjustments affecting operating income on a segment-by-segment basis, and for a reconciliation of segment figures to figures reported in TOTAL’s consolidated interim financial statements, see pages 19-25 and 38-47 of this exhibit.

The Group measures performance at the segment level on the basis of net operating income and adjusted net operating income. Net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than leasehold rights, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, income from equity affiliates and capitalized interest expenses) and after income taxes applicable to the above. The income and expenses not included in net operating income that are included in net income are interest expenses related to long-term liabilities net of interest earned on cash and cash equivalents, after applicable income taxes (net cost of net debt and non-controlling interests). Adjusted net operating income excludes the effect of the adjustments (special items and the inventory valuation effect) described above.

B.1.	Upstream segment

➢	Environment — liquids and gas price realizations*

3Q15	2Q15	3Q14	3Q15 vs 3Q14		9M15	9M14	9M15 vs 9M14
50.5	61.9	101.9	-50%	Brent ($/b)	55.3	106.5	-48%
44.0	58.2	94.0	-53%	Average liquids price ($/b)	50.5	99.6	-49%
4.47	4.67	6.40	-30%	Average gas price ($/Mbtu)	4.85	6.67	-27%
36.6	45.4	69.1	-47%	Average hydrocarbons price ($/boe)	41.3	71.8	-42%

*	Consolidated subsidiaries, excluding fixed margins.

➢	Production

3Q15	2Q15	3Q14	3Q15 vs 3Q14	hydrocarbon production	9M15	9M14	9M15 vs 9M14
2,342	2,299	2,112	+10%	Combined production (kboe/d)	2,345	2,118	+11%
1,241	1,215	1,043	+19%	• Liquids (kb/d)	1,232	1,019	+21%
6,003	5,910	5,902	+2%	• Gas (Mcf/d)	6,074	6,011	+1%

Hydrocarbon production was 2,342 thousand barrels of oil equivalent per day (kboe/d) in the third quarter 2015, an increase of more than 10% compared to the third quarter 2014, due to the following:

•	+6% for new project start ups and ramp ups, notably CLOV, West Franklin Phase 2, Eldfisk II and Termokarstovoye;
•	+6% due to portfolio changes, mainly the addition of the new ADCO concession in the United Arab Emirates (UAE), partially offset by asset sales in the North Sea, Nigeria and Azerbaijan;
•	-5% due to shutdowns in Yemen and in Libya; and
•	+3% due to the price effect(1), better field performance and lower maintenance, offsetting natural decline.

In the first nine months of 2015, hydrocarbon production was 2,345 kboe/d, an increase of 11% compared to the first nine months of 2014, due to the following:

•	+7% for new project start ups and ramp ups;
•	+6% due to portfolio changes, as noted above;
•	-3% due to shutdowns in Yemen and in Libya; and
•	+1% due to the price effect and lower maintenance offsetting natural decline.

(1)	The “price effect” refers to the impact of changing hydrocarbon prices on entitlement volumes from production sharing and buyback contracts. For example, as the price of oil or gas increases above certain pre-determined levels, TOTAL’s share of production normally decreases.

➢	Results

3Q15	2Q15	3Q14	3Q15 vs 3Q14	in millions of dollars	9M15	9M14	9M15 vs 9M14
3,660	4,498	5,198	-30%	Non-Group sales	13,383	18,069	-26%
325	1,641	4,499	-93%	Operating income	2,165	14,685	-85%
669	354	172	x4	Adjustments affecting operating income	2,355	297	x8
994	1,995	4,671	-79%	Adjusted operating income*	4,520	14,982	-70%
33.8%	47.3%	59.1%		Effective tax rate**	44.5%	57.1%
1,107	1,560	2,765	-60%	Adjusted net operating income*	4,026	8,908	-55%
316	489	824	-62%	• Includes adjusted income from equity affiliates	1,308	2,326	-44%
5,173	5,653	6,923	-25%	Investments	18,977	20,233	-6%
272	379	1,924	-86%	Divestments	1,813	4,291	-58%
2,320	2,713	5,442	-57%	Cash flow from operating activities	8,558	14,058	-39%

*	Detail of adjustment items shown in the business segment information starting on page 19 of this exhibit.
**	Defined as: tax on adjusted net operating income / (adjusted net operating income - income from equity affiliates - dividends received from investments + tax on adjusted net operating income).

Adjusted net operating income from the Upstream segment was:

•

$1,107 million in the third quarter 2015, a decrease of 60% compared to the third quarter 2014, essentially due to the lower price of hydrocarbons, partially offset by a decrease in operating costs and a favorable tax adjustment in Nigeria; and

•

$4,026 million in the first nine months of 2015, a decrease of 55% compared to the first nine months of 2014, essentially due to the lower price of hydrocarbons, partially offset by a decrease in operating costs, a lower effective tax rate linked to the lower prices and an increase in production.

Adjusted net operating income for the Upstream segment excludes special items. In the third quarter 2015, the exclusion of special items had a positive impact on the segment’s adjusted net operating income of $767 million, consisting essentially of a $650 million impairment for the interest in Fort Hills that is in the process of being sold, compared to a negative impact of $405 million in the third quarter 2014, consisting essentially of the gain on the sale of the Group’s interest in the Shah Deniz field in Azerbaijan and the impairment of the Ahnet project in Algeria.

B.2.	Refining & Chemicals segment

➢	Refinery throughput and utilization rates*

3Q15	2Q15	3Q14	3Q15 vs 3Q14		9M15	9M14	9M15 vs 9M14
1,973	1,909	1,884	+5%	Total refinery throughput (kb/d)	1,938	1,735	+12%
662	613	672	-1%	• France	671	641	+5%
891	875	840	+6%	• Rest of Europe	853	774	+10%
420	421	372	+13%	• Rest of world	414	320	+29%
				Utilization rates**
87%	84%	82%		• Based on crude only	86%	75%
90%	87%	86%		• Based on crude and other feedstock	89%	79%

*	Includes share of TotalErg. Results for refineries in South Africa, French Antilles and Italy are reported in the Marketing & Services segment.
**	Based on distillation capacity at the beginning of the year.

Refinery throughput:

•	increased by 5% in the third quarter 2015 compared to the third quarter 2014, due to the start up of SATORP and the strong performance of sites in Europe; and
•

increased by 12% in the first nine months of 2015 compared to the first nine months of 2014. Utilization rates were higher in an environment of favorable margins notably due to the improved availability of the refineries, the ramp up of SATORP and a lower level of seasonal maintenance this year.

➢	Results

3Q15	2Q15	3Q14	3Q15 vs 3Q14	in millions of dollars except European refining margin indicator (ERMI)	9M15	9M14	9M15 vs 9M14
54.8	54.1	29.9	+83%	ERMI ($/t)	52.0	15.8	x3
17,397	19,793	27,417	-37%	Non-Group sales	54,654	83,099	-34%
790	1,696	450	+76%	Operating income	4,015	1,065	x4
923	(92)	524	+76%	Adjustments affecting operating income	637	605	+5%
1,713	1,604	974	+76%	Adjusted operating income*	4,652	1,670	x2.8
1,433	1,349	786	+82%	Adjusted net operating income*	3,882	1,533	x2.5
128	135	161	-20%	• Contribution of Specialty chemicals**	379	473	-20%
358	465	422	-15%	Investments	1,257	1,147	+10%
12	874	9	+33%	Divestments	2,652	35	n/a
2,291	1,700	1,729	+33%	Cash flow from operating activities	4,305	3,189	+35%

*	Detail of adjustment items shown in the business segment information starting on page 19 of this exhibit.
**	Hutchinson and Atotech; Bostik until February 2015.

The Refining and & Chemicals segment continued to benefit from an environment as favorable this quarter as it was last quarter. The Group’s European refining margin indicator (“ERMI”) remained stable at $54.8/t, mainly due to the summer demand in gasoline. Petrochemical margins, meanwhile, continued to be supported by a strong demand for polymers and the decrease in oil-linked raw material prices.

Adjusted net operating income from the Refining & Chemicals segment was:

•

$1,433 million in the third quarter 2015, nearly double the third quarter 2014 level. The segment benefited fully from the environment through strong industrial performance and continued to reduce its operating costs, offsetting a negative inventory effect on non-European platforms; and

•	$3,882 million in the first nine months of 2015, more than twice the level of the first nine months of 2014, due to strong industrial performance in a period of high margins.

Adjusted net operating income for the Refining & Chemicals segment excludes any after-tax inventory valuation effect and special items. In the third quarter 2015, the exclusion of the inventory valuation effect had a positive impact on the segment’s adjusted net operating income of $631 million, essentially due to the lower Brent price, compared to a positive impact of $370 million in the third quarter 2014. The exclusion of special items in the third quarter 2015 had a positive impact on the segment’s adjusted net operating income of $12 million, compared to a positive impact of $32 million in the third quarter 2014.

B.3.	Marketing & Services segment

➢	Petroleum product sales

3Q15	2Q15*	3Q14	3Q15 vs 3Q14	sales in kb/d**	9M15	9M14	9M15 vs 9M14
1,825	1,836	1,781	+2%	Total Marketing & Services sales	1,825	1,755	+4%
1,103	1,097	1,107	—	• Europe	1,101	1,089	+1%
722	739	674	+7%	• Rest of world	724	666	+9%

*	2Q15 volumes restated.
**	Excludes trading and bulk refining sales, which are reported under the Refining & Chemicals segment (see page 8 of this exhibit); includes share of TotalErg.

Petroleum product sales were:

•	2% higher in the third quarter 2015 compared to the third quarter last year, benefiting from strong sales in growth markets; and
•

4% higher in the first nine months of 2015 compared to the first nine months of 2014. In addition to strong growth in Africa, the sector is also performing well in Europe, benefiting from its strategic repositioning and a market boosted by lower prices.

➢	Results

3Q15	2Q15	3Q14	3Q15 vs 3Q14	in millions of dollars	9M15	9M14	9M15 vs 9M14
19,522	20,419	27,747	-30%	Non-Group sales	59,561	82,430	-28%
298	493	423	-30%	Operating income	1,229	1,136	+8%
199	(28)	66	x3	Adjustments affecting operating income	178	111	+60%
497	465	489	+2%	Adjusted operating income*	1,407	1,247	+13%
423	425	376	+13%	Adjusted net operating income*	1,169	1,009	+16%
(82)	(45)	5	n/a	• Contribution of New Energies	(169)	25	n/a
501	436	398	+26%	Investments	1,152	877	+31%
121	627	56	x2	Divestments	800	110	x7
1,011	379	701	+44%	Cash flow from operating activities	2,034	1,094	+86%

*	Detail of adjustment items shown in the business segment information starting on page 19 of this exhibit.

Adjusted net operating income from the Marketing & Services segment was:

•	$423 million in the third quarter 2015, an increase of 13% compared to the third quarter 2014, mainly due to higher volumes and margins; and
•	$1,169 million in the first nine months of 2015, an increase of 16% compared to the first nine months of 2014, in an environment of favorable prices for retail marketing.

Adjusted net operating income for the Marketing & Services segment excludes any after-tax inventory valuation effect and special items. In the third quarter 2015, the exclusion of the inventory valuation effect had a positive impact on the segment’s adjusted net operating income of $139 million, compared to a positive impact of $46 million in the third quarter 2014. The exclusion of special items in the third quarter 2015 had a positive impact on the segment’s adjusted net operating income of $141 million, consisting essentially of the accounting consequences of a sale in progress in Turkey, compared to a positive impact of $65 million in the third quarter 2014.

C.	GROUP RESULTS

➢	Net income (Group share)

Net income (Group share) was:

•

$1,079 million in the third quarter 2015 compared to $3,463 million in the third quarter 2014, a decrease of 69% that reflected weaker performance by the Upstream, due to the lower oil price, and the impact of special items (as detailed below), partially offset by the excellent results of the Downstream; and

•

$6,713 million in the first nine months of 2015 compared to $9,902 million in the first nine months of 2014, a decrease of 32% despite the 48% drop in the Brent price and the impact of special items (as detailed below), demonstrating the strong performance of the Group’s integrated model and its cost reduction program.

In the third quarter 2015, total adjustments affecting net income (Group share) were -$1,677 million, including a negative $760 million after-tax inventory valuation effect, asset impairment charges of $650 million (relating mainly to the 10% interest in Fort Hills that is in the process of being sold) and other charges of $152 million (consisting essentially of the accounting consequences of a sale in progress in Turkey in the Marketing & Services segment). In the corresponding period in the prior year, total adjustments affecting net income (Group share) were -$95 million, including a negative $403 million after-tax inventory valuation effect and asset impairment charges of $187 million (consisting essentially of an impairment of the Ahnet project in Algeria), partially offset by gains on disposals of assets of $580 million (including mainly the gain on the sale of the Group’s interest in the Shah Deniz field in Azerbaijan).

In the first nine months of 2015, total adjustments affecting net income (Group share) were -$1,730 million, including a negative $432 million after-tax inventory valuation effect, asset impairment charges of $2,004 million (consisting essentially of charges on Upstream assets in Libya and Yemen due to deteriorated safety conditions, the Fort Hills impairment referred to above and an impairment loss related to the sale of Total Coal South Africa) and other charges of $473 million (consisting essentially of charges related to impaired assets in Libya and Yemen, the impact of the UK tax changes on deferred tax, charges related to the impact of a litigation in Qatar and the accounting consequences of a sale in progress in Turkey referred to above), partially offset by gains on disposals of assets of $1,231 million (including the impacts of the sales of Bostik, Totalgaz, OML 29 in Nigeria and the sale of 20% interests in fields located in the West of Shetland area in the United Kingdom). In the corresponding period in the prior year, total adjustments affecting net income (Group share) were -$134 million, including a negative $460 million after-tax inventory valuation effect and asset impairment charges of $613 million (consisting essentially of impairment of the Shtokman project in Russia), partially offset by gains on disposals of assets of $1,179 million (including mainly the gain on the sale (partial IPO) of an interest in Gaztransport & Technigaz (GTT) and the gain on the sale of the Shah Deniz field in Azerbaijan).

For additional information concerning adjustment items in the third quarter and first nine months of 2015, refer to pages 29-30 of this exhibit.

The number of fully-diluted shares was 2,310 million on September 30, 2015, compared to 2,285 million on September 30, 2014.

➢	Divestments — acquisitions

Asset sales were:

•	$395 million in the third quarter 2015, comprised notably of the sale of coal mining assets in South Africa, compared to $1,704 million in the third quarter 2014; and
•

$3,867 million in the first nine months of 2015, comprised mainly of the sales of Bostik, interests in onshore blocks in Nigeria, Totalgaz and coal mining assets in South Africa, compared to $3,381 million in the first nine months of 2014.

Acquisitions were:

•	$631 million in the third quarter 2015 compared to $411 million in the third quarter 2014; and
•

$3,408 million in the first nine months of 2015, comprised mainly of the entry into the new ADCO concession in the UAE, the acquisition of a further 0.7% in the capital of Novatek, bringing the participation to 18.9%, and the carry on the Utica gas and condensate field in the United States, compared to $1,809 million in the first nine months of 2014.

➢	Cash flow

The Group’s net cash flow(1) was:

•	$359 million in the third quarter 2015 compared to $1,899 million in the third quarter 2014. This decrease was due to the decline in the Upstream results, partially offset by the excellent Downstream results; and
•	-$963 million in the first nine months of 2015 compared to $523 million in the first nine months of 2014. The 9% decrease in net investments partially offset the 17% decrease in cash flow from operations in the context of a 48% lower Brent price.

D.	SUMMARY AND OUTLOOK

Quarter after quarter, TOTAL has demonstrated its resilience in a weaker environment, and the results encourage the Group to pursue its performance improvement programs in all of the areas under its control. TOTAL’s teams are committed to starting up new projects and reducing costs.

In the Upstream, Laggan-Tormore and Moho Ph 1b are scheduled to start up by the end of 2015, and thus the Group will have delivered eight major projects this year. Production is now expected to increase by at least 9% in 2015, compared to the initial objective of more than 8%. The organic growth strategy targets an average 6-7% increase in production per year from 2014 to 2017, delivering significantly higher cash flows for the segment in a constant environment.

In the Downstream, the Antwerp integrated platform will undergo partial maintenance in the fourth quarter 2015. In October, the ERMI averaged more than $30/t, and petrochemical margins have fallen, but remain higher than the average of the past few years. In an environment that remains globally favorable, the Downstream is pursuing its plans to further reduce breakevens in Refining & Chemicals and grow the contribution from Marketing & Services.

TOTAL is executing its ambitious strategy for the benefit of its shareholders: exiting the cycle of intensive investment, lowering operating costs and growing production will allow the Group to organically cover its cash dividend in 2017 at $60/b.

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs and assumptions of the management of TOTAL and on the information currently available to such management. Forward-looking statements include information concerning forecasts, projections, anticipated synergies, and other information concerning possible or assumed future results of TOTAL, and may be preceded by, followed by, or otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “plans”, “targets”, “estimates” or similar expressions.

(1)	Net cash flow = cash flow from operations – net investments (including other transactions with non-controlling interests).

Forward-looking statements are not assurances of results or values. They involve risks, uncertainties and assumptions. TOTAL’s future results and share value may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond TOTAL’s ability to control or predict. Except for its ongoing obligations to disclose material information as required by applicable securities laws, TOTAL does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.

You should understand that various factors, certain of which are discussed elsewhere in this document and in the documents referred to in, or incorporated by reference into, this document, could affect the future results of TOTAL and could cause results to differ materially from those expressed in such forward-looking statements, including:

•

material adverse changes in general economic conditions or in the markets served by TOTAL, including changes in the prices of oil, natural gas, refined products, petrochemical products and other chemicals;

•	changes in currency exchange rates and currency devaluations;
•	the success and the economic efficiency of oil and natural gas exploration, development and production programs, including without limitation, those that are not controlled and/or operated by TOTAL;
•	uncertainties about estimates of changes in proven and potential reserves and the capabilities of production facilities;
•	uncertainties about the ability to control unit costs in exploration, production, refining and marketing (including refining margins) and chemicals;
•	changes in the current capital expenditure plans of TOTAL;
•	the ability of TOTAL to realize anticipated cost savings, synergies and operating efficiencies;
•	the financial resources of competitors;
•	changes in laws and regulations, including tax and environmental laws and industrial safety regulations;
•	the quality of future opportunities that may be presented to or pursued by TOTAL;
•	the ability to generate cash flow or obtain financing to fund growth and the cost of such financing and liquidity conditions in the capital markets generally;
•	the ability to obtain governmental or regulatory approvals;
•	the ability to respond to challenges in international markets, including political or economic conditions, including international armed conflict, and trade and regulatory matters;
•	the ability to complete and integrate appropriate acquisitions, strategic alliances and joint ventures;
•

changes in the political environment that adversely affect exploration, production licenses and contractual rights or impose minimum drilling obligations, price controls, nationalization or expropriation, and regulation of refining and marketing, chemicals and power generating activities;

•	the possibility that other unpredictable events such as labor disputes or industrial accidents will adversely affect the business of TOTAL; and
•	the risk that TOTAL will inadequately hedge the price of crude oil or finished products.

For additional factors, you should read the information set forth under “Item 3. Risk Factors”, “Item 4. Information on the Company — Other Matters”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in TOTAL’s Form 20-F for the year ended December 31, 2014.

OPERATING INFORMATION BY SEGMENT

•	Upstream

3Q15	2Q15	3Q14	3Q15 vs 3Q14	Combined liquids and gas production by region (kboe/d)	9M15	9M14	9M15 vs 9M14
364	360	340	+7%	Europe	372	354	+5%
685	663	665	+3%	Africa	678	646	+5%
486	477	387	+26%	Middle East	501	391	+28%
96	107	89	+8%	North America	100	87	+15%
153	156	159	-4%	South America	155	159	-3%
245	251	237	+3%	Asia-Pacific	253	239	+6%
313	285	245	+28%	CIS	286	242	+18%

2,342	2,299	2,122	+10%	Total production	2,345	2,118	+11%

574	547	562	+2%	• Includes equity affiliates	565	563	—

3Q15	2Q15	3Q14	3Q15 vs 3Q14	Liquids production by region (kb/d)	9M15	9M14	9M15 vs 9M14
159	159	161	-1%	Europe	160	164	-2%
542	530	539	+1%	Africa	541	510	+6%
359	347	190	+89%	Middle East	355	194	+83%
45	48	39	+15%	North America	45	37	+22%
46	48	50	-8%	South America	48	50	-4%
30	32	30	—	Asia-Pacific	33	30	+10%
60	51	34	+76%	CIS	50	34	+47%

1,241	1,215	1,043	+19%	Total production	1,232	1,019	+21%

230	218	199	+16%	• Includes equity affiliates	218	201	+9%

3Q15	2Q15	3Q14	3Q15 vs 3Q14	Gas production by region (Mcf/d)	9M15	9M14	9M15 vs 9M14
1,115	1,086	982	+14%	Europe	1,155	1,044	+11%
719	663	643	+12%	Africa	690	700	-1%
708	720	1,076	-34%	Middle East	808	1,074	-25%
280	332	284	-1%	North America	309	278	+11%
598	602	613	-2%	South America	596	608	-2%
1,240	1,258	1,178	+5%	Asia-Pacific	1,265	1,189	+6%
1,343	1,249	1,126	+19%	CIS	1,251	1,118	+12%

6,003	5,910	5,902	+2%	Total production	6,074	6,011	+1%

1,850	1,764	1,966	-6%	• Includes equity affiliates	1,858	1,963	-5%

3Q15	2Q15	3Q14	3Q15 vs 3Q14	Liquefied natural gas	9M15	9M14	9M15 vs 9M14
2.47	2.34	2.98	-17%	LNG sales* (Mt)	7.58	9.09	-17%

*	Sales, Group share, excluding trading; 2014 data restated to reflect volume estimates for Bontang LNG in Indonesia based on the 2014 SEC coefficient.

•	Downstream (Refining & Chemicals and Marketing & Supply)

3Q15	2Q15*	3Q14	3Q15 vs 3Q14	Refined product sales by region (kb/d)**	9M15	9M14	9M15 vs 9M14
2,234	2,118	2,053	+9%	Europe	2,136	2,025	+5%
611	655	540	+13%	Africa	643	534	+20%
585	625	632	-7%	Americas	597	583	+2%
612	639	604	+1%	Rest of world	636	596	+7%

4,042	4,037	3,829	+6%	Total consolidated sales	4,012	3,738	+7%

618	632	621	-1%	• Includes bulk sales	626	610	+3%
1,599	1,569	1,427	+12%	• Includes trading	1,561	1,373	+14%

*	2Q15 volumes restated.
**	Includes share of TotalErg.

INVESTMENTS — DIVESTMENTS

3Q15	2Q15	3Q14	3Q15 vs 3Q14	in millions of dollars	9M15	9M14	9M15 vs 9M14
5,394	5,148	7,032	-23%	Investments excluding acquisitions	16,611	19,428	-14%
170	396	512	-67%	• Capitalized exploration	966	1,193	-19%
523	391	868	-40%	• Increase in non-current loans	1,707	2,204	-23%
(15)	(1,160)	(326)	-95%	• Repayment of non-current loans	(1,420)	(1,120)	+27%
631	282	411	+54%	Acquisitions	3,408	1,809	+88%
395	733	1,704	-77%	Asset sales	3,867	3,381	+14%
—	81	(1)	n/a	Other transactions with non-controlling interests	81	125	-35%
5,630	4,616	5,740	-2%	Net investments*	16,071	17,731	-9%

*	Net investments = investments including acquisitions — asset sales — other transactions with non-controlling interests.

NET-DEBT-TO-EQUITY RATIO

in millions of dollars	9/30/2015	6/30/2015	9/30/2014
Current borrowings	13,296	13,114	11,826
Net current financial assets	(3,246)	(2,351)	(848)
Net financial assets classified as held for sale	94	(16)	(77)
Non-current financial debt	42,873	43,363	43,242
Hedging instruments of non-current debt	(1,221)	(1,157)	(1,491)
Cash and cash equivalents	(25,858)	(27,322)	(24,307)

Net debt	25,938	25,631	28,345

Shareholders’ equity	96,093	97,244	100,408
Estimated dividend payable	(1,573)	(1,561)	(1,746)
Non-controlling interests	3,068	3,104	3,382

Equity	97,588	98,787	102,044

Net-debt-to-equity ratio	26.6%	25.9%	27.8%

RETURN ON AVERAGE CAPITAL EMPLOYED

•	Twelve months ended September 30, 2015

in millions of dollars	Upstream	Refining & Chemicals	Marketing & Services
Adjusted net operating income	5,622	4,838	1,414
Capital employed at 9/30/2014*	104,488	17,611	9,633
Capital employed at 9/30/2015*	108,425	11,319	7,865
ROACE	5.3%	33.4%	16.2%
* At replacement cost (excluding after-tax inventory effect). • Twelve months ended June 30, 2015
in millions of dollars	Upstream	Refining & Chemicals	Marketing & Services
Adjusted net operating income	7,280	4,191	1,367
Capital employed at 6/30/2014*	103,572	19,265	10,324
Capital employed at 6/30/2015*	107,214	12,013	8,234
ROACE	6.9%	26.8%	14.7%
* At replacement cost (excluding after-tax inventory effect). • Full-year 2014
in millions of dollars	Upstream	Refining & Chemicals	Marketing & Services
Adjusted net operating income	10,504	2,489	1,254
Capital employed at 12/31/2013*	95,529	19,752	10,051
Capital employed at 12/31/2014*	100,497	13,451	8,825
ROACE	10.7%	15.0%	13.3%

*	At replacement cost (excluding after-tax inventory effect).

MAIN INDICATORS

Chart updated around the middle of the month following the end of each quarter.

	€/$	ERMI* ($/t)**	Brent ($/b)	Average liquids price ($/b)***	Average gas price ($/Mbtu)***
Third quarter 2015	1.11	54.8	50.5	44.0	4.47
Second quarter 2015	1.11	54.1	61.9	58.2	4.67
First quarter 2015	1.13	47.1	53.9	49.5	5.38
Fourth quarter 2014	1.25	27.6	76.6	61.7	6.29
Third quarter 2014	1.33	29.9	101.9	94.0	6.40

*	The European Refining Margin Indicator (“ERMI”) is a Group indicator intended to represent the margin after variable costs for a hypothetical complex refinery located around Rotterdam in Northern Europe that processes a mix of crude oil and other inputs commonly supplied to this region to produce and market the main refined products at prevailing prices in this region. The indicator margin may not be representative of the actual margins achieved by the Group in any period because of the Group’s particular refinery configurations, product mix effects or other company-specific operating conditions.
**	$1/t = $0.136/b.
***	Consolidated subsidiaries, excluding fixed margin contracts, including hydrocarbon production overlifting/underlifting position valued at market price.

Disclaimer: data is based on TOTAL’s reporting, is not audited and is subject to change.

CONSOLIDATED STATEMENT OF INCOME

TOTAL

(unaudited)

(M$) (a)	3rd quarter 2015	2nd quarter 2015	3rd quarter 2014

Sales	40,580	44,715	60,363
Excise taxes	(5,683)	(5,446)	(6,141)
Revenues from sales	34,897	39,269	54,222

Purchases, net of inventory variation	(24,240)	(26,353)	(38,628)
Other operating expenses	(5,794)	(6,031)	(6,925)
Exploration costs	(275)	(352)	(433)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,345)	(2,831)	(3,082)
Other income	430	722	641
Other expense	(441)	(396)	(155)

Financial interest on debt	(233)	(231)	(173)
Financial income from marketable securities & cash equivalents	10	28	30
Cost of net debt	(223)	(203)	(143)

Other financial income	185	255	176
Other financial expense	(154)	(163)	(159)

Equity in net income (loss) of affiliates	486	685	851

Income taxes	(461)	(1,589)	(2,837)
Consolidated net income	1,065	3,013	3,528
Group share	1,079	2,971	3,463
Non-controlling interests	(14)	42	65
Earnings per share ($)	0.45	1.29	1.52
Fully-diluted earnings per share ($)	0.45	1.29	1.52
(a)	Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TOTAL

(unaudited)

(M$)	3rd quarter 2015	2nd quarter 2015	3rd quarter 2014

Consolidated net income	1,065	3,013	3,528

Other comprehensive income

Actuarial gains and losses	46	248	(1,010)
Tax effect	(21)	(81)	358
Currency translation adjustment generated by the parent company	132	2,963	(5,748)
Items not potentially reclassifiable to profit and loss	157	3,130	(6,400)
Currency translation adjustment	(736)	(1,160)	2,717
Available for sale financial assets	(3)	(12)	(21)
Cash flow hedge	(95)	36	44
Share of other comprehensive income of equity affiliates, net amount	(626)	(201)	(276)
Other	-	(2)	7
Tax effect	31	(8)	(10)
Items potentially reclassifiable to profit and loss	(1,429)	(1,347)	2,461
Total other comprehensive income (net amount)	(1,272)	1,783	(3,939)

Comprehensive income	(207)	4,796	(411)
Group share	(167)	4,749	(452)
Non-controlling interests	(40)	47	41

CONSOLIDATED STATEMENT OF INCOME

TOTAL

(unaudited)

(M$) (a)	9 months 2015	9 months 2014

Sales	127,608	183,611
Excise taxes	(16,479)	(18,327)
Revenues from sales	111,129	165,284

Purchases, net of inventory variation	(74,797)	(117,331)
Other operating expenses	(18,097)	(21,518)
Exploration costs	(1,264)	(1,353)
Depreciation, depletion and amortization of tangible assets and mineral interests	(10,048)	(8,756)
Other income	2,773	1,837
Other expense	(1,279)	(467)

Financial interest on debt	(726)	(640)
Financial income from marketable securities & cash equivalents	69	80
Cost of net debt	(657)	(560)

Other financial income	582	602
Other financial expense	(483)	(508)

Equity in net income (loss) of affiliates	1,761	2,198

Income taxes	(3,034)	(9,336)
Consolidated net income	6,586	10,092
Group share	6,713	9,902
Non-controlling interests	(127)	190
Earnings per share ($)	2.90	4.36
Fully-diluted earnings per share ($)	2.89	4.35
(a)	Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TOTAL

(unaudited)

(M$)	9 months 2015	9 months 2014

Consolidated net income	6,586	10,092

Other comprehensive income

Actuarial gains and losses	199	(1,625)
Tax effect	(138)	569
Currency translation adjustment generated by the parent company	(5,097)	(6,477)
Items not potentially reclassifiable to profit and loss	(5,036)	(7,533)
Currency translation adjustment	1,852	3,265
Available for sale financial assets	(7)	(24)
Cash flow hedge	(189)	109
Share of other comprehensive income of equity affiliates, net amount	215	(296)
Other	1	-
Tax effect	60	(28)
Items potentially reclassifiable to profit and loss	1,932	3,026
Total other comprehensive income (net amount)	(3,104)	(4,507)

Comprehensive income	3,482	5,585
Group share	3,666	5,427
Non-controlling interests	(184)	158

CONSOLIDATED BALANCE SHEET

TOTAL

(M$)	September 30, 2015 (unaudited)	June 30, 2015 (unaudited)	December 31, 2014	September 30, 2014 (unaudited)

ASSETS

Non-current assets
Intangible assets, net	15,639	16,101	14,682	18,071
Property, plant and equipment, net	108,886	110,023	106,876	109,437
Equity affiliates : investments and loans	19,200	19,380	19,274	21,043
Other investments	1,227	1,248	1,399	1,645
Hedging instruments of non-current financial debt	1,221	1,157	1,319	1,491
Deferred income taxes	3,439	3,145	4,079	2,684
Other non-current assets	4,292	4,047	4,192	4,184

Total non-current assets	153,904	155,101	151,821	158,555

Current assets
Inventories, net	14,773	17,373	15,196	20,873
Accounts receivable, net	12,306	14,415	15,704	20,511
Other current assets	15,102	15,072	15,702	15,798
Current financial assets	3,448	2,439	1,293	1,205
Cash and cash equivalents	25,858	27,322	25,181	24,307
Assets classified as held for sale	3,734	2,754	4,901	5,327

Total current assets	75,221	79,375	77,977	88,021

Total assets	229,125	234,476	229,798	246,576

LIABILITIES & SHAREHOLDERS’ EQUITY

Shareholders’ equity
Common shares	7,602	7,549	7,518	7,516
Paid-in surplus and retained earnings	103,519	103,286	94,646	101,979
Currency translation adjustment	(10,443)	(9,243)	(7,480)	(4,727)
Treasury shares	(4,585)	(4,348)	(4,354)	(4,360)

Total shareholders’ equity - Group share	96,093	97,244	90,330	100,408

Non-controlling interests	3,068	3,104	3,201	3,382

Total shareholders’ equity	99,161	100,348	93,531	103,790

Non-current liabilities
Deferred income taxes	12,836	13,458	14,810	16,222
Employee benefits	4,312	4,426	4,758	5,232
Provisions and other non-current liabilities	17,053	17,353	17,545	17,017
Non-current financial debt	42,873	43,363	45,481	43,242

Total non-current liabilities	77,074	78,600	82,594	81,713

Current liabilities
Accounts payable	20,003	22,469	24,150	27,394
Other creditors and accrued liabilities	17,991	18,718	16,641	19,610
Current borrowings	13,296	13,114	10,942	11,826
Other current financial liabilities	202	88	180	357
Liabilities directly associated with the assets classified as held for sale	1,398	1,139	1,760	1,886

Total current liabilities	52,890	55,528	53,673	61,073

Total liabilities and shareholders’ equity	229,125	234,476	229,798	246,576

CONSOLIDATED STATEMENT OF CASH FLOW

TOTAL

(unaudited)

(M$)	3rd quarter 2015	2nd quarter 2015	3rd quarter 2014

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	1,065	3,013	3,528
Depreciation, depletion and amortization	3,519	3,113	3,288
Non-current liabilities, valuation allowances and deferred taxes	(540)	285	106
Impact of coverage of pension benefit plans	-	-	-
(Gains) losses on disposals of assets	22	(459)	(479)
Undistributed affiliates’ equity earnings	(61)	(221)	(260)
(Increase) decrease in working capital	2,057	(835)	1,461
Other changes, net	(73)	(164)	(5)
Cash flow from operating activities	5,989	4,732	7,639

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(5,266)	(5,991)	(6,733)
Acquisitions of subsidiaries, net of cash acquired	(76)	(3)	(1)
Investments in equity affiliates and other securities	(175)	(205)	(167)
Increase in non-current loans	(523)	(391)	(868)
Total expenditures	(6,040)	(6,590)	(7,769)
Proceeds from disposals of intangible assets and property, plant and equipment	6	221	1,413
Proceeds from disposals of subsidiaries, net of cash sold	289	403	-
Proceeds from disposals of non-current investments	100	109	291
Repayment of non-current loans	15	1,160	326
Total divestments	410	1,893	2,030
Cash flow used in investing activities	(5,630)	(4,697)	(5,739)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	4	438	53
- Treasury shares	(237)	-	(289)
Dividends paid:
- Parent company shareholders	(681)	(6)	(1,837)
- Non-controlling interests	(25)	(70)	(7)
Issuance of perpetual subordinated notes	-	-	-
Payments on perpetual subordinated notes	-	-	-
Other transactions with non-controlling interests	-	81	(1)
Net issuance (repayment) of non-current debt	356	1,635	5,019
Increase (decrease) in current borrowings	23	(512)	(1,235)
Increase (decrease) in current financial assets and liabilities	(1,096)	(79)	(44)
Cash flow used in financing activities	(1,656)	1,487	1,659
Net increase (decrease) in cash and cash equivalents	(1,297)	1,522	3,559
Effect of exchange rates	(167)	749	(1,418)
Cash and cash equivalents at the beginning of the period	27,322	25,051	22,166
Cash and cash equivalents at the end of the period	25,858	27,322	24,307

CONSOLIDATED STATEMENT OF CASH FLOW

TOTAL

(unaudited)

(M$)	9 months 2015	9 months 2014

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	6,586	10,092
Depreciation, depletion and amortization	11,056	9,549
Non-current liabilities, valuation allowances and deferred taxes	(701)	349
Impact of coverage of pension benefit plans	-	-
(Gains) losses on disposals of assets	(1,794)	(1,519)
Undistributed affiliates’ equity earnings	(350)	(374)
(Increase) decrease in working capital	746	5
Other changes, net	(435)	152
Cash flow from operating activities	15,108	18,254

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(19,213)	(18,981)
Acquisitions of subsidiaries, net of cash acquired	(86)	(415)
Investments in equity affiliates and other securities	(433)	(757)
Increase in non-current loans	(1,707)	(2,204)
Total expenditures	(21,439)	(22,357)
Proceeds from disposals of intangible assets and property, plant and equipment	1,186	2,568
Proceeds from disposals of subsidiaries, net of cash sold	2,450	-
Proceeds from disposals of non-current investments	231	813
Repayment of non-current loans	1,420	1,120
Total divestments	5,287	4,501
Cash flow used in investing activities	(16,152)	(17,856)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	454	390
- Treasury shares	(237)	(289)
Dividends paid:
- Parent company shareholders	(2,253)	(5,573)
- Non-controlling interests	(97)	(153)
Issuance of perpetual subordinated notes	5,616	-
Payments on perpetual subordinated notes	-	-
Other transactions with non-controlling interests	81	125
Net issuance (repayment) of non-current debt	2,127	12,139
Increase (decrease) in current borrowings	(66)	(1,446)
Increase (decrease) in current financial assets and liabilities	(2,197)	(96)
Cash flow used in financing activities	3,428	5,097
Net increase (decrease) in cash and cash equivalents	2,384	5,495
Effect of exchange rates	(1,707)	(1,388)
Cash and cash equivalents at the beginning of the period	25,181	20,200
Cash and cash equivalents at the end of the period	25,858	24,307

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

TOTAL

(unaudited)

	Common shares issued		Paid-in	Currency translation adjustment	Treasury shares		Shareholders’ equity- Group share	Non- controlling interests	Total shareholders’ equity
(M$)	Number	Amount	surplus and retained earnings		Number	Amount
As of January 1, 2014	2,377,678,160	7,493	98,254	(1,203)	(109,214,448)	(4,303)	100,241	3,138	103,379
Net income of the first 9 months 2014	-	-	9,902	-	-	-	9,902	190	10,092
Other comprehensive Income	-	-	(953)	(3,522)	-	-	(4,475)	(32)	(4,507)
Comprehensive Income	-	-	8,949	(3,522)	-	-	5,427	158	5,585
Dividend	-	-	(5,644)	-	-	-	(5,644)	(153)	(5,797)
Issuance of common shares	6,848,895	23	367	-	-	-	390	-	390
Purchase of treasury shares	-	-	-	-	(4,386,300)	(289)	(289)	-	(289)
Sale of treasury shares (1)	-	-	(232)	-	4,239,135	232	-	-	-
Share-based payments	-	-	119	-	-	-	119	-	119
Share cancellation	-	-	-	-	-	-	-	-	-
Issuance of perpetual subordinated notes	-	-	-	-	-	-	-	-	-
Payments on perpetual subordinated notes	-	-	-	-	-	-	-	-	-
Other operations with non-controlling interests	-	-	106	(2)	-	-	104	183	287
Other items	-	-	60	-	-	-	60	56	116
As of September 30, 2014	2,384,527,055	7,516	101,979	(4,727)	(109,361,613)	(4,360)	100,408	3,382	103,790
Net income from October 1 to December 31, 2014	-	-	(5,658)	-	-	-	(5,658)	(184)	(5,842)
Other comprehensive Income	-	-	46	(2,753)	-	-	(2,707)	(11)	(2,718)
Comprehensive Income	-	-	(5,612)	(2,753)	-	-	(8,365)	(195)	(8,560)
Dividend	-	-	(1,734)	-	-	-	(1,734)	(1)	(1,735)
Issuance of common shares	740,470	2	28	-	-	-	30	-	30
Purchase of treasury shares	-	-	-	-	-	6	6	-	6
Sale of treasury shares (1)	-	-	-	-	200	-	-	-	-
Share-based payments	-	-	(5)	-	-	-	(5)	-	(5)
Share cancellation	-	-	-	-	-	-	-	-	-
Issuance of perpetual subordinated notes	-	-	-	-	-	-	-	-	-
Payments on perpetual subordinated notes	-	-	-	-	-	-	-	-	-
Other operations with non-controlling interests	-	-	42	-	-	-	42	12	54
Other items	-	-	(52)	-	-	-	(52)	3	(49)
As of December 31, 2014	2,385,267,525	7,518	94,646	(7,480)	(109,361,413)	(4,354)	90,330	3,201	93,531
Net income of the first 9 months 2015	-	-	6,713	-	-	-	6,713	(127)	6,586
Other comprehensive Income	-	-	(84)	(2,963)	-	-	(3,047)	(57)	(3,104)
Comprehensive Income	-	-	6,629	(2,963)	-	-	3,666	(184)	3,482
Dividend	-	-	(4,740)	-	-	-	(4,740)	(97)	(4,837)
Issuance of common shares	29,822,264	84	1,241	-	-	-	1,325	-	1,325
Purchase of treasury shares	-	-	-	-	(4,711,935)	(237)	(237)	-	(237)
Sale of treasury shares (1)	-	-	(6)	-	103,270	6	-	-	-
Share-based payments	-	-	96	-	-	-	96	-	96
Share cancellation	-	-	-	-	-	-	-	-	-
Issuance of perpetual subordinated notes	-	-	5,616	-	-	-	5,616	-	5,616
Payments on perpetual subordinated notes	-	-	(80)	-	-	-	(80)	-	(80)
Other operations with non-controlling interests	-	-	19	-	-	-	19	59	78
Other items	-	-	98	-	-	-	98	89	187
As of September 30, 2015	2,415,089,789	7,602	103,519	(10,443)	(113,970,078)	(4,585)	96,093	3,068	99,161

(1)	Treasury shares related to the restricted stock grants.

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

3rd quarter 2015 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	3,660	17,397	19,522	1	-	40,580
Intersegment sales	4,280	6,912	201	51	(11,444)	-
Excise taxes	-	(1,094)	(4,589)	-	-	(5,683)
Revenues from sales	7,940	23,215	15,134	52	(11,444)	34,897
Operating expenses	(4,717)	(22,169)	(14,651)	(216)	11,444	(30,309)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,898)	(256)	(185)	(6)	-	(3,345)
Operating income	325	790	298	(170)	-	1,243
Equity in net income (loss) of affiliates and other items	360	152	(29)	23	-	506
Tax on net operating income	(345)	(152)	(126)	128	-	(495)
Net operating income	340	790	143	(19)	-	1,254
Net cost of net debt						(189)
Non-controlling interests						14
Net income						1,079

3rd quarter 2015 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(10)	-	-	-	-	(10)
Intersegment sales	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-
Revenues from sales	(10)	-	-	-	-	(10)
Operating expenses	(9)	(923)	(199)	-	-	(1,131)
Depreciation, depletion and amortization of tangible assets and mineral interests	(650)	-	-	-	-	(650)
Operating income (b)	(669)	(923)	(199)	-	-	(1,791)
Equity in net income (loss) of affiliates and other items	(151)	(14)	(145)	-	-	(310)
Tax on net operating income	53	294	64	-	-	411
Net operating income (b)	(767)	(643)	(280)	-	-	(1,690)
Net cost of net debt						-
Non-controlling interests						13
Net income						(1,677)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect
On operating income	-	(934)	(193)	-
On net operating income	-	(631)	(139)	-

3rd quarter 2015 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	3,670	17,397	19,522	1	-	40,590
Intersegment sales	4,280	6,912	201	51	(11,444)	-
Excise taxes	-	(1,094)	(4,589)	-	-	(5,683)
Revenues from sales	7,950	23,215	15,134	52	(11,444)	34,907
Operating expenses	(4,708)	(21,246)	(14,452)	(216)	11,444	(29,178)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,248)	(256)	(185)	(6)	-	(2,695)
Adjusted operating income	994	1,713	497	(170)	-	3,034
Equity in net income (loss) of affiliates and other items	511	166	116	23	-	816
Tax on net operating income	(398)	(446)	(190)	128	-	(906)
Adjusted net operating income	1,107	1,433	423	(19)	-	2,944
Net cost of net debt						(189)
Non-controlling interests						1
Adjusted net income						2,756
Adjusted fully-diluted earnings per share ($)						1.17
(a) Except for earnings per share.

3rd quarter 2015 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	5,173	358	501	8	-	6,040
Total divestments	272	12	121	5	-	410
Cash flow from operating activities	2,320	2,291	1,011	367	-	5,989

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

2nd quarter 2015 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	4,498	19,793	20,419	5	-	44,715
Intersegment sales	4,921	7,383	223	56	(12,583)	-
Excise taxes	-	(1,007)	(4,439)	-	-	(5,446)
Revenues from sales	9,419	26,169	16,203	61	(12,583)	39,269
Operating expenses	(5,449)	(24,182)	(15,508)	(180)	12,583	(32,736)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,329)	(291)	(202)	(9)	-	(2,831)
Operating income	1,641	1,696	493	(128)	-	3,702
Equity in net income (loss) of affiliates and other items	319	107	503	174	-	1,103
Tax on net operating income	(909)	(433)	(193)	(93)	-	(1,628)
Net operating income	1,051	1,370	803	(47)	-	3,177
Net cost of net debt						(164)
Non-controlling interests						(42)
Net income						2,971

2nd quarter 2015 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(158)	-	-	-	-	(158)
Intersegment sales	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-
Revenues from sales	(158)	-	-	-	-	(158)
Operating expenses	(2)	123	51	-	-	172
Depreciation, depletion and amortization of tangible assets and mineral interests	(194)	(31)	(23)	-	-	(248)
Operating income (b)	(354)	92	28	-	-	(234)
Equity in net income (loss) of affiliates and other items	(191)	(71)	374	-	-	112
Tax on net operating income	36	-	(24)	-	-	12
Net operating income (b)	(509)	21	378	-	-	(110)
Net cost of net debt						-
Non-controlling interests						(4)
Net income						(114)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect
On operating income	-	199	51	-
On net operating income	-	138	43	-

2nd quarter 2015 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	4,656	19,793	20,419	5	-	44,873
Intersegment sales	4,921	7,383	223	56	(12,583)	-
Excise taxes	-	(1,007)	(4,439)	-	-	(5,446)
Revenues from sales	9,577	26,169	16,203	61	(12,583)	39,427
Operating expenses	(5,447)	(24,305)	(15,559)	(180)	12,583	(32,908)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,135)	(260)	(179)	(9)	-	(2,583)
Adjusted operating income	1,995	1,604	465	(128)	-	3,936
Equity in net income (loss) of affiliates and other items	510	178	129	174	-	991
Tax on net operating income	(945)	(433)	(169)	(93)	-	(1,640)
Adjusted net operating income	1,560	1,349	425	(47)	-	3,287
Net cost of net debt						(164)
Non-controlling interests						(38)
Adjusted net income						3,085
Adjusted fully-diluted earnings per share ($)						1.34
(a) Except for earnings per share.

2nd quarter 2015 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	5,653	465	436	36	-	6,590
Total divestments	379	874	627	13	-	1,893
Cash flow from operating activities	2,713	1,700	379	(60)	-	4,732

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

3rd quarter 2014 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	5,198	27,417	27,747	1	-	60,363
Intersegment sales	7,560	11,931	466	67	(20,024)	-
Excise taxes	-	(1,292)	(4,849)	-	-	(6,141)
Revenues from sales	12,758	38,056	23,364	68	(20,024)	54,222
Operating expenses	(5,763)	(37,230)	(22,742)	(275)	20,024	(45,986)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,496)	(376)	(199)	(11)	-	(3,082)
Operating income	4,499	450	423	(218)	-	5,154
Equity in net income (loss) of affiliates and other items	1,298	41	(35)	50	-	1,354
Tax on net operating income	(2,627)	(107)	(123)	(31)	-	(2,888)
Net operating income	3,170	384	265	(199)	-	3,620
Net cost of net debt						(92)
Non-controlling interests						(65)
Net income						3,463

3rd quarter 2014 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	17	-	-	-	-	17
Intersegment sales	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-
Revenues from sales	17	-	-	-	-	17
Operating expenses	(79)	(512)	(66)	-	-	(657)
Depreciation, depletion and amortization of tangible assets and mineral interests	(110)	(12)	-	-	-	(122)
Operating income (b)	(172)	(524)	(66)	-	-	(762)
Equity in net income (loss) of affiliates and other items	432	(45)	(65)	-	-	322
Tax on net operating income	145	167	20	-	-	332
Net operating income (b)	405	(402)	(111)	-	-	(108)
Net cost of net debt						-
Non-controlling interests						13
Net income						(95)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect
On operating income	-	(497)	(66)	-
On net operating income	-	(370)	(46)	-

3rd quarter 2014 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	5,181	27,417	27,747	1	-	60,346
Intersegment sales	7,560	11,931	466	67	(20,024)	-
Excise taxes	-	(1,292)	(4,849)	-	-	(6,141)
Revenues from sales	12,741	38,056	23,364	68	(20,024)	54,205
Operating expenses	(5,684)	(36,718)	(22,676)	(275)	20,024	(45,329)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,386)	(364)	(199)	(11)	-	(2,960)
Adjusted operating income	4,671	974	489	(218)	-	5,916
Equity in net income (loss) of affiliates and other items	866	86	30	50	-	1,032
Tax on net operating income	(2,772)	(274)	(143)	(31)	-	(3,220)
Adjusted net operating income	2,765	786	376	(199)	-	3,728
Net cost of net debt						(92)
Non-controlling interests						(78)
Adjusted net income						3,558
Adjusted fully-diluted earnings per share ($)						1.56
(a) Except for earnings per share.

3rd quarter 2014 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	6,923	422	398	26	-	7,769
Total divestments	1,924	9	56	41	-	2,030
Cash flow from operating activities	5,442	1,729	701	(233)	-	7,639

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

9 months 2015 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	13,383	54,654	59,561	10	-	127,608
Intersegment sales	13,585	21,262	696	159	(35,702)	-
Excise taxes	-	(3,034)	(13,445)	-	-	(16,479)
Revenues from sales	26,968	72,882	46,812	169	(35,702)	111,129
Operating expenses	(16,135)	(68,068)	(45,022)	(635)	35,702	(94,158)
Depreciation, depletion and amortization of tangible assets and mineral interests	(8,668)	(799)	(561)	(20)	-	(10,048)
Operating income	2,165	4,015	1,229	(486)	-	6,923
Equity in net income (loss) of affiliates and other items	1,448	1,021	394	491	-	3,354
Tax on net operating income	(1,622)	(1,031)	(450)	(47)	-	(3,150)
Net operating income	1,991	4,005	1,173	(42)	-	7,127
Net cost of net debt						(541)
Non-controlling interests						127
Net income						6,713

9 months 2015 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(314)	-	-	-	-	(314)
Intersegment sales	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-
Revenues from sales	(314)	-	-	-	-	(314)
Operating expenses	(151)	(606)	(155)	-	-	(912)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,890)	(31)	(23)	-	-	(1,944)
Operating income (b)	(2,355)	(637)	(178)	-	-	(3,170)
Equity in net income (loss) of affiliates and other items	(206)	576	140	-	-	510
Tax on net operating income	526	184	42	-	-	752
Net operating income (b)	(2,035)	123	4	-	-	(1,908)
Net cost of net debt						-
Non-controlling interests						178
Net income						(1,730)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect
On operating income	-	(500)	(149)	-
On net operating income	-	(343)	(101)	-

9 months 2015 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	13,697	54,654	59,561	10	-	127,922
Intersegment sales	13,585	21,262	696	159	(35,702)	-
Excise taxes	-	(3,034)	(13,445)	-	-	(16,479)
Revenues from sales	27,282	72,882	46,812	169	(35,702)	111,443
Operating expenses	(15,984)	(67,462)	(44,867)	(635)	35,702	(93,246)
Depreciation, depletion and amortization of tangible assets and mineral interests	(6,778)	(768)	(538)	(20)	-	(8,104)
Adjusted operating income	4,520	4,652	1,407	(486)	-	10,093
Equity in net income (loss) of affiliates and other items	1,654	445	254	491	-	2,844
Tax on net operating income	(2,148)	(1,215)	(492)	(47)	-	(3,902)
Adjusted net operating income	4,026	3,882	1,169	(42)	-	9,035
Net cost of net debt						(541)
Non-controlling interests						(51)
Adjusted net income						8,443
Adjusted fully-diluted earnings per share ($)						3.64
(a) Except for earnings per share.

9 months 2015 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	18,977	1,257	1,152	53	-	21,439
Total divestments	1,813	2,652	800	22	-	5,287
Cash flow from operating activities	8,558	4,305	2,034	211	-	15,108

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

9 months 2014 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total

Non-Group sales	18,069	83,099	82,430	13	-	183,611
Intersegment sales	23,053	35,627	1,276	162	(60,118)	-
Excise taxes	-	(3,733)	(14,594)	-	-	(18,327)
Revenues from sales	41,122	114,993	69,112	175	(60,118)	165,284
Operating expenses	(19,451)	(112,766)	(67,397)	(706)	60,118	(140,202)
Depreciation, depletion and amortization of tangible assets and mineral interests	(6,986)	(1,162)	(579)	(29)	-	(8,756)
Operating income	14,685	1,065	1,136	(560)	-	16,326
Equity in net income (loss) of affiliates and other items	3,344	160	55	103	-	3,662
Tax on net operating income	(8,590)	(215)	(331)	(323)	-	(9,459)
Net operating income	9,439	1,010	860	(780)	-	10,529
Net cost of net debt						(437)
Non-controlling interests						(190)
Net income						9,902

9 months 2014 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total

Non-Group sales	7	-	-	-	-	7
Intersegment sales	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-
Revenues from sales	7	-	-	-	-	7
Operating expenses	(194)	(553)	(111)	-	-	(858)
Depreciation, depletion and amortization of tangible assets and mineral interests	(110)	(52)	-	-	-	(162)
Operating income (b)	(297)	(605)	(111)	-	-	(1,013)
Equity in net income (loss) of affiliates and other items	712	(85)	(72)	-	-	555
Tax on net operating income	116	167	34	-	-	317
Net operating income (b)	531	(523)	(149)	-	-	(141)
Net cost of net debt						-
Non-controlling interests						7
Net income						(134)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect
On operating income	-	(538)	(89)	-
On net operating income	-	(404)	(63)	-

9 months 2014 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total

Non-Group sales	18,062	83,099	82,430	13	-	183,604
Intersegment sales	23,053	35,627	1,276	162	(60,118)	-
Excise taxes	-	(3,733)	(14,594)	-	-	(18,327)
Revenues from sales	41,115	114,993	69,112	175	(60,118)	165,277
Operating expenses	(19,257)	(112,213)	(67,286)	(706)	60,118	(139,344)
Depreciation, depletion and amortization of tangible assets and mineral interests	(6,876)	(1,110)	(579)	(29)	-	(8,594)
Adjusted operating income	14,982	1,670	1,247	(560)	-	17,339
Equity in net income (loss) of affiliates and other items	2,632	245	127	103	-	3,107
Tax on net operating income	(8,706)	(382)	(365)	(323)	-	(9,776)
Adjusted net operating income	8,908	1,533	1,009	(780)	-	10,670
Net cost of net debt						(437)
Non-controlling interests						(197)
Adjusted net income						10,036
Adjusted fully-diluted earnings per share ($)						4.40
(a) Except for earnings per share.

9 months 2014 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total

Total expenditures	20,233	1,147	877	100	-	22,357
Total divestments	4,291	35	110	65	-	4,501
Cash flow from operating activities	14,058	3,189	1,094	(87)	-	18,254

Reconciliation of the information by business segment with consolidated financial statements

TOTAL

(unaudited)

3rd quarter 2015 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income

Sales	40,590	(10)	40,580
Excise taxes	(5,683)	-	(5,683)
Revenues from sales	34,907	(10)	34,897

Purchases, net of inventory variation	(23,113)	(1,127)	(24,240)
Other operating expenses	(5,790)	(4)	(5,794)
Exploration costs	(275)	-	(275)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,695)	(650)	(3,345)
Other income	415	15	430
Other expense	(123)	(318)	(441)

Financial interest on debt	(233)	-	(233)
Financial income from marketable securities & cash equivalents	10	-	10
Cost of net debt	(223)	-	(223)

Other financial income	185	-	185
Other financial expense	(154)	-	(154)

Equity in net income (loss) of affiliates	493	(7)	486

Income taxes	(872)	411	(461)
Consolidated net income	2,755	(1,690)	1,065
Group share	2,756	(1,677)	1,079
Non-controlling interests	(1)	(13)	(14)

(a)	Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

3rd quarter 2014 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income

Sales	60,346	17	60,363
Excise taxes	(6,141)	-	(6,141)
Revenues from sales	54,205	17	54,222

Purchases, net of inventory variation	(38,065)	(563)	(38,628)
Other operating expenses	(6,831)	(94)	(6,925)
Exploration costs	(433)	-	(433)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,960)	(122)	(3,082)
Other income	209	432	641
Other expense	(143)	(12)	(155)

Financial interest on debt	(173)	-	(173)
Financial income from marketable securities & cash equivalents	30	-	30
Cost of net debt	(143)	-	(143)

Other financial income	176	-	176
Other financial expense	(159)	-	(159)

Equity in net income (loss) of affiliates	949	(98)	851

Income taxes	(3,169)	332	(2,837)
Consolidated net income	3,636	(108)	3,528
Group share	3,558	(95)	3,463
Non-controlling interests	78	(13)	65

(a)	Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

Reconciliation of the information by business segment with consolidated financial statements

TOTAL

(unaudited)

9 months 2015 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income

Sales	127,922	(314)	127,608
Excise taxes	(16,479)	-	(16,479)
Revenues from sales	111,443	(314)	111,129

Purchases, net of inventory variation	(74,148)	(649)	(74,797)
Other operating expenses	(17,921)	(176)	(18,097)
Exploration costs	(1,177)	(87)	(1,264)
Depreciation, depletion and amortization of tangible assets and mineral interests	(8,104)	(1,944)	(10,048)
Other income	1,299	1,474	2,773
Other expense	(358)	(921)	(1,279)

Financial interest on debt	(726)	-	(726)
Financial income from marketable securities & cash equivalents	69	-	69
Cost of net debt	(657)	-	(657)

Other financial income	582	-	582
Other financial expense	(483)	-	(483)

Equity in net income (loss) of affiliates	1,804	(43)	1,761

Income taxes	(3,786)	752	(3,034)
Consolidated net income	8,494	(1,908)	6,586
Group share	8,443	(1,730)	6,713
Non-controlling interests	51	(178)	(127)

(a)	Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

9 months 2014 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income

Sales	183,604	7	183,611
Excise taxes	(18,327)	-	(18,327)
Revenues from sales	165,277	7	165,284

Purchases, net of inventory variation	(116,704)	(627)	(117,331)
Other operating expenses	(21,287)	(231)	(21,518)
Exploration costs	(1,353)	-	(1,353)
Depreciation, depletion and amortization of tangible assets and mineral interests	(8,594)	(162)	(8,756)
Other income	757	1,080	1,837
Other expense	(406)	(61)	(467)

Financial interest on debt	(640)	-	(640)
Financial income from marketable securities & cash equivalents	80	-	80
Cost of net debt	(560)	-	(560)

Other financial income	602	-	602
Other financial expense	(508)	-	(508)

Equity in net income (loss) of affiliates	2,662	(464)	2,198

Income taxes	(9,653)	317	(9,336)
Consolidated net income	10,233	(141)	10,092
Group share	10,036	(134)	9,902
Non-controlling interests	197	(7)	190

(a)	Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

TOTAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FIRST NINE MONTHS OF 2015

(unaudited)

1) Accounting policies

The interim consolidated financial statements of TOTAL S.A. and its subsidiaries (the Group) as of September 30, 2015 are presented in U.S. dollars and have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”.

The accounting policies applied for the consolidated financial statements as of September 30, 2015 do not differ significantly from those applied for the consolidated financial statements as of December 31, 2014 which have been prepared on the basis of IFRS (International Financial Reporting Standards) as adopted by the European Union and IFRS as issued by the IASB (International Accounting Standards Board). New texts or amendments which were mandatory for the periods beginning on or after January 1, 2015 did not have a material impact on the Group’s consolidated financial statements as of September 30, 2015.

The preparation of financial statements in accordance with IFRS requires the executive management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of preparation of the financial statements and reported income and expenses for the period. The management reviews these estimates and assumptions on an ongoing basis, by reference to past experience and various other factors considered as reasonable which form the basis for assessing the carrying amount of assets and liabilities. Actual results may differ significantly from these estimates, if different assumptions or circumstances apply. These judgments and estimates relate principally to the application of the successful efforts method for the oil and gas accounting, the valuation of long-lived assets, the provisions for asset retirement obligations and environmental remediation, the pensions and post-retirement benefits and the income tax computation. These estimates and assumptions are described in the Notes to the consolidated financial statements as of December 31, 2014.

Furthermore, when the accounting treatment of a specific transaction is not addressed by any accounting standard or interpretation, the management applies its judgment to define and apply accounting policies that provide information consistent with the general IFRS concepts: faithful representation, relevance and materiality.

2) Changes in the Group structure, main acquisitions and divestments

➢	Upstream

•	In January 2015, TOTAL was granted a 10% interest in the new ADCO concession in Abu Dhabi (United Arab Emirates) for a duration of 40 years, effective January 1, 2015.

•	TOTAL completed in March 2015 the sale of its entire stake in onshore Oil Mining Lease (OML) 29 to Aiteo Eastern E&P, a Nigerian company, for an amount of $569 million.

•	In August 2015, TOTAL finalized the sale of its 100% stake in Total Coal South Africa, its coal-producing affiliate in South Africa.

•	In September 2015, TOTAL sold 20% of its interests in the Laggan, Tormore, Edradour and Glenlivet fields, located in the West of Shetland area in the United Kingdom, to SSE E&P UK Limited.

➢	Refining & Chemicals

•	In February 2015, TOTAL sold its Bostik adhesives activity to Arkema for an amount of $1,745 million.

➢	Marketing & Services

•	In May 2015, TOTAL sold 100 % of Totalgaz, distributor of liquefied petroleum gas (LPG) in France to the U.S. company UGI Corporation, the parent company of Antargaz.

3) Adjustment items

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TOTAL and which is reviewed by the main operational decision-making body of the Group, namely the Executive committee.

Performance indicators excluding the adjustment items, such as adjusted operating income, adjusted net operating income, and adjusted net income are meant to facilitate the analysis of the financial performance and the comparison of income between periods.

Adjustment items include:

(i) Special items

Due to their unusual nature or particular significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii) Inventory valuation effect

The adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost.

(iii) Effect of changes in fair value

The effect of changes in fair value presented as adjustment item reflects for some transactions differences between internal measure of performance used by TOTAL’s management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

Furthermore, TOTAL, in its trading activities, enters into storage contracts, which future effects are recorded at fair value in Group’s internal economic performance. IFRS precludes recognition of this fair value effect.

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items and the effect of changes in fair value.

The detail of the adjustment items is presented in the table below.

ADJUSTMENTS TO OPERATING INCOME

(M$)		Upstream	Refining & Chemicals	Marketing & Services	Corporate	Total
3rd quarter 2015	Inventory valuation effect	-	(934)	(193)	-	(1,127)
	Effect of changes in fair value	(10)	-	-	-	(10)
	Restructuring charges	-	-	-	-	-
	Asset impairment charges	(650)	-	-	-	(650)
	Other items	(9)	11	(6)	-	(4)
Total		(669)	(923)	(199)	-	(1,791)
3rd quarter 2014	Inventory valuation effect	-	(497)	(66)	-	(563)
	Effect of changes in fair value	17	-	-	-	17
	Restructuring charges	-	-	-	-	-
	Asset impairment charges	(110)	(12)	-	-	(122)
	Other items	(79)	(15)	-	-	(94)
Total		(172)	(524)	(66)	-	(762)
9 months 2015	Inventory valuation effect	-	(500)	(149)	-	(649)
	Effect of changes in fair value	(16)	-	-	-	(16)
	Restructuring charges	-	-	-	-	-
	Asset impairment charges	(1,890)	(31)	(23)	-	(1,944)
	Other items	(449)	(106)	(6)	-	(561)
Total		(2,355)	(637)	(178)	-	(3,170)
9 months 2014	Inventory valuation effect	-	(538)	(89)	-	(627)
	Effect of changes in fair value	7	-	-	-	7
	Restructuring charges	-	-	-	-	-
	Asset impairment charges	(110)	(52)	-	-	(162)
	Other items	(194)	(15)	(22)	-	(231)
Total		(297)	(605)	(111)	-	(1,013)

ADJUSTMENTS TO NET INCOME, GROUP SHARE

(M$)		Upstream	Refining & Chemicals	Marketing & Services	Corporate	Total
3rd quarter 2015	Inventory valuation effect	-	(631)	(129)	-	(760)
	Effect of changes in fair value	(5)	-	-	-	(5)
	Restructuring charges	-	(12)	-	-	(12)
	Asset impairment charges	(650)	-	-	-	(650)
	Gains (losses) on disposals of assets	(98)	-	-	-	(98)
	Other items	(9)	-	(143)	-	(152)
Total		(762)	(643)	(272)	-	(1,677)
3rd quarter 2014	Inventory valuation effect	-	(370)	(33)	-	(403)
	Effect of changes in fair value	14	-	-	-	14
	Restructuring charges	-	(7)	-	-	(7)
	Asset impairment charges	(110)	(12)	(65)	-	(187)
	Gains (losses) on disposals of assets	580	-	-	-	580
	Other items	(79)	(13)	-	-	(92)
Total		405	(402)	(98)	-	(95)
9 months 2015	Inventory valuation effect	-	(343)	(89)	-	(432)
	Effect of changes in fair value	(9)	-	-	-	(9)
	Restructuring charges	-	(38)	(5)	-	(43)
	Asset impairment charges	(1,936)	(31)	(37)	-	(2,004)
	Gains (losses) on disposals of assets	201	670	360	-	1,231
	Other items	(149)	(135)	(189)	-	(473)
Total		(1,893)	123	40	-	(1,730)
9 months 2014	Inventory valuation effect	-	(404)	(56)	-	(460)
	Effect of changes in fair value	6	-	-	-	6
	Restructuring charges	-	(8)	(4)	-	(12)
	Asset impairment charges	(460)	(88)	(65)	-	(613)
	Gains (losses) on disposals of assets	1,179	-	-	-	1,179
	Other items	(194)	(23)	(17)	-	(234)
Total		531	(523)	(142)	-	(134)

During the first nine months of 2015, the Group recognized impairment charges in the Upstream segment. Due to a significant deterioration in the safety conditions during the first quarter, some of its assets have been impaired in Libya ($(744) million in operating income, $(648) million in net income, Group share) and in Yemen ($(107) million in operating income, $(93) million in net income, Group share). Furthermore, in an unfavorable economic environment the Group decided to discontinue the development of certain assets, that have therefore been impaired.

In addition, new negotiations with Exxaro Resources Ltd took place in July 2015 for the sale of TOTAL’s 100% stake in Total Coal South Africa, following which an impairment loss was recognized over the assets of this entity in the second quarter of 2015. The sale was finalized in August 2015.

Finally, to optimize the allocation of its capital, the Group decided to reduce its exposure to Canadian oil sands and therefore signed during the third quarter of 2015 an agreement to sell a 10% interest in the Fort Hills project to the operating partner Suncor. This sale and the impairment recorded ($(663) million in operating income and in net income, Group share) do not impact the long term strategic potential of the remaining interest of the Group in this project (29.2%).

In the Upstream segment, the heading “Other Items” includes charges for impaired assets in Yemen and Libya ($(444) million in operating income, $(382) million in net income, Group share), the impact of a litigation in Qatar ($(162) million in net income, Group share) and the impact of the UK tax changes on deferred tax, for an amount of $424 million. This follows the vote on the 2015 budget by Parliament, which included a decrease in the rate of the Supplementary Charge from 32% to 20%, with retroactive effect from January 1, 2015 and a decrease in the rate of Petroleum Revenue Tax from 50% to 35% as of January 1, 2016.

This heading also includes the accounting consequences of a sale in progress in Turkey in the Marketing & Services segment for an amount of $(142) million in net income, Group share.

The heading “Gains (losses) on disposals of assets” includes the impacts of the sales of Bostik, Totalgaz, OML 29 in Nigeria and the sale of 20% interests in fields located in the West of Shetland area in the United Kingdom.

4) Shareholders’ equity

Treasury shares (TOTAL shares held by TOTAL S.A.)

As of September 30, 2015, TOTAL S.A. held 13,638,810 of its own shares, representing 0.56% of its share capital, detailed as follows:

•	13,605,845 shares allocated to TOTAL share grant plans for Group employees;

•	32,965 shares intended to be allocated to new TOTAL share purchase option plans or to new share grant plans.

These shares are deducted from the consolidated shareholders’ equity.

TOTAL shares held by Group subsidiaries

As of September 30, 2015, TOTAL S.A. held indirectly through its subsidiaries 100,331,268 of its own shares, representing 4.15% detailed as follows:

•	2,023,672 shares held by a consolidated subsidiary, Total Nucléaire, 100% indirectly controlled by TOTAL S.A.; and

•	98,307,596 shares held by subsidiaries of Elf Aquitaine (Financière Valorgest, Sogapar and Fingestval), 100% indirectly controlled by TOTAL S.A.

These shares are deducted from the consolidated shareholders’ equity.

Dividend

The shareholders’ meeting on May 29, 2015 approved the payment of a dividend of €2.44 per share for the 2014 fiscal year. Taking into account the three quarterly dividends of €0.61 per share that have already been paid on September 26 2014, December 17, 2014 and March 25, 2015, the remaining balance of €0.61 per share was paid on July 1, 2015.

The shareholders’ meeting on May 29, 2015, approved the option for shareholders to receive the fourth quarter dividend in shares or in cash. The number of shares issued in lieu of the cash dividend has been based on the dividend amount divided by €42.02 per share, equal to 90% of the average Euronext Paris opening price of the shares for the 20 trading days preceding the shareholders meeting reduced by the amount of the dividend remainder. On July 1, 2015, 18,609,466 shares have been issued at a price of €42.02 per share.

Another resolution has been approved at the shareholders’ meeting on May 29, 2015, being that if one or more interim dividends are decided by the Board of Directors for the fiscal year 2015, then shareholders would have the option to receive each of this or these interim dividends in shares or in cash.

Payment of the first interim dividend for the fiscal year 2015 of €0.61 per share, decided by the Board of Directors on September 22, 2015 has been done in cash or in shares on October 21, 2015 (the ex-dividend date was September 28, 2015). The number of shares issued in lieu of the cash dividend was based on the dividend amount divided by €35.63 per share, equal to 90% of the average Euronext Paris opening price of the shares for the 20 trading days preceding the Board of Directors meeting, reduced by the amount of the first interim dividend. On October 21, 2015, 24,231,876 shares have been issued at a price of €35.63 per share.

A second quarterly dividend for the fiscal year 2015 of €0.61 per share, decided by the Board of Directors on July 28, 2015, would be paid on January 14, 2016 (the ex-dividend date will be December 21, 2015).

A third quarterly dividend for the fiscal year 2015 of €0.61 per share, decided by the Board of Directors on October 28, 2015, would be paid on April 12, 2016 (the ex-dividend date will be March 21, 2016).

Issuance of perpetual subordinated notes

The Group issued notes through Total SA, during the first nine months of 2015:

-	Deeply subordinated note 2.250% perpetual maturity callable after 6 years (2,500 million EUR)

-	Deeply subordinated note 2.625% perpetual maturity callable after 10 years (2,500 million EUR)

Based on their characteristics and in compliance with the IAS 32 standard, these notes were recorded in equity.

Earnings per share

Earnings per share in Euro, calculated from the earnings per share in U.S. dollars converted at the average Euro/USD exchange rate for the period, amounted to 0.40 Euro per share for the 3rd quarter 2015 (1.17 Euro per share for the 2nd quarter 2015 and 1.15 Euro per share for the 3rd quarter 2014). Diluted earnings per share calculated using the same method amounted to 0.40 Euro per share for the 3rd quarter 2015 (1.17 Euro per share for the 2nd quarter 2015 and 1.15 Euro per share for the 3rd quarter 2014).

Earnings per share includes the effects of the remuneration of perpetual subordinated notes.

Other comprehensive income

Detail of other comprehensive income showing items reclassified from equity to net income is presented in the table below:

(M$)		9 months 2015		9 months 2014
Actuarial gains and losses		199		(1,625)
Tax effect		(138)		569
Currency translation adjustment generated by the parent company		(5,097)		(6,477)

Items not potentially reclassifiable to profit and loss		(5,036)		(7,533)

Currency translation adjustment		1,852		3,265
- unrealized gain/(loss) of the period	2,389		3,301
- less gain/(loss) included in net income	537		36

Available for sale financial assets		(7)		(24)
- unrealized gain/(loss) of the period	-		(33)
- less gain/(loss) included in net income	7		(9)

Cash flow hedge		(189)		109
- unrealized gain/(loss) of the period	(355)		(105)
- less gain/(loss) included in net income	(166)		(214)

Share of other comprehensive income of equity affiliates, net amount		215		(296)

Other		1		-
- unrealized gain/(loss) of the period	1		-
- less gain/(loss) included in net income	-		-

Tax effect		60		(28)

Items potentially reclassifiable to profit and loss		1,932		3,026

Total other comprehensive income, net amount		(3,104)		(4,507)

Tax effects relating to each component of other comprehensive income are as follows:

	9 months 2015			9 months 2014

(M$)	Pre-tax amount	Tax effect	Net amount	Pre-tax amount	Tax effect	Net amount
Actuarial gains and losses	199	(138)	61	(1,625)	569	(1,056)

Currency translation adjustment generated by the parent company	(5,097)	-	(5,097)	(6,477)	-	(6,477)
Items not potentially reclassifiable to profit and loss	(4,898)	(138)	(5,036)	(8,102)	569	(7,533)
Currency translation adjustment	1,852	-	1,852	3,265	-	3,265
Available for sale financial assets	(7)	1	(6)	(24)	10	(14)
Cash flow hedge	(189)	59	(130)	109	(38)	71

Share of other comprehensive income of equity affiliates, net amount	215	-	215	(296)	-	(296)
Other	1	-	1	-	-	-
Items potentially reclassifiable to profit and loss	1,872	60	1,932	3,054	(28)	3,026
Total other comprehensive income	(3,026)	(78)	(3,104)	(5,048)	541	(4,507)

5) Financial debt

The Group issued bonds through its subsidiary Total Capital International, during the first nine months of 2015:

-	Bond 0.500% 2015-2027 (200 million CHF)
-	Bond 2.250% 2015-2022 (250 million GBP)
-	Bond 3.088% 2015-2026 (1,472 million HKD)
-	Bond 4.000% 2015-2025 (100 million AUD)

The Group reimbursed bonds during the first nine months of 2015:

-	Bond 6.000% 2009-2015 (150 million AUD)
-	Bond 6.000% 2010-2015 (100 million AUD)
-	Bond 2.875% 2010-2015 (250 million USD)
-	Bond 6.000% 2010-2015 (100 million AUD)
-	Bond 6.000% 2010-2015 (100 million AUD)
-	Bond 3.625% 2009-2015 (550 million EUR)
-	Bond 3.000% 2010-2015 (1,250 million USD)
-	Bond 3.125% 2007-2015 (200 million CHF)
-	Bond 3.125% 2008-2015 (100 million CHF)
-	Bond 3.125% 2008-2015 (100 million CHF)
-	Bond 3.125% 2008-2015 (100 million CHF)

In the context of its active cash management, the Group may temporarily increase its current borrowings, particularly in the form of commercial paper. The changes in current borrowings, cash and cash equivalents and current financial assets resulting from this cash management in the quarterly financial statements are not necessarily representative of a longer-term position.

6) Related parties

The related parties are principally equity affiliates and non-consolidated investments. There were no major changes concerning transactions with related parties during the first nine months of 2015.

7) Other risks and contingent liabilities

TOTAL is not currently aware of any exceptional event, dispute, risks or contingent liabilities that could have a material impact on the assets and liabilities, results, financial position or operations of the Group.

Antitrust investigations

The principal antitrust proceedings in which the Group’s companies are involved are described below.

Refining & Chemicals segment

As part of the spin-off of Arkema1 in 2006, TOTAL S.A. and certain other Group companies agreed to grant Arkema for a period of ten years a guarantee for potential monetary consequences related to antitrust proceedings arising from events prior to the spin-off. As of December 31, 2013, all public and civil proceedings covered by the guarantee were definitively resolved in Europe and in the United States. Despite the fact that Arkema has implemented since 2001 compliance procedures that are designed to prevent its employees from violating antitrust provisions, it is not possible to exclude the possibility that the relevant authorities could commence additional proceedings involving Arkema regarding events prior to the spin-off.

Marketing & Services segment

•

In 2008, the European Commission fined Total Marketing Services an amount of €128.2 million in relation to practices regarding a product line of the Marketing & Services segment, which the company had already paid, and concerning which TOTAL S.A. was declared jointly liable as the parent company. This fine was reduced on appeal to €125.5 million for the sole benefit of Total Marketing Services. In September 2015, the Court of Justice of the European Union has extended the benefit of the reduction of the fine to TOTAL S.A, putting a definitive end to this proceeding.

•

In the Netherlands, a civil proceeding was initiated against TOTAL S.A., Total Marketing Services and other companies by third parties alleging damages in connection with practices already sanctioned by the European Commission. At this stage, it appears this matter should not have material financial consequences for the concerned Group companies.

•

Finally, in Italy, in 2013, a civil proceeding was initiated against TOTAL S.A. and its subsidiary Total Aviazione Italia Srl before the competent Italian civil court. The plaintiff claims against TOTAL S.A., its subsidiary and other third parties, damages that it estimates to be nearly €908 million. This procedure follows practices that had been sanctioned by the Italian competition authority in 2006. The parties have exchanged preliminary deeds; the existence and the assessment of the alleged damages in this procedure involving multiple defendants remain strongly contested.

Whatever the evolution of the proceedings described above, the Group believes that their outcome should not have a material adverse effect on the Group’s financial situation or consolidated results.

Grande Paroisse

An explosion occurred at the Grande Paroisse industrial site in the city of Toulouse in France on September 21, 2001. Grande Paroisse, a former subsidiary of Atofina which became a subsidiary of Elf Aquitaine Fertilisants on December 31, 2004, as part of the reorganization of the Chemicals segment, was principally engaged in the production and sale of agricultural fertilizers. The explosion, which involved a stockpile of ammonium nitrate pellets, destroyed a portion of the site and caused the death of thirty-one people, including twenty-one workers at the site, and injured many others. The explosion also caused significant damage to certain property in part of the city of Toulouse.

This plant has been closed and individual assistance packages have been provided for employees. The site has been rehabilitated.

On December 14, 2006, Grande Paroisse signed, under the supervision of the city of Toulouse, a deed whereby it donated the former site of the AZF plant to the greater agglomeration of Toulouse (CAGT) and the Caisse des dépôts et consignations and its subsidiary ICADE.

1 Arkema is used in this section to designate those companies of the Arkema group whose ultimate parent company is Arkema S.A. Arkema became an independent company after being spun-off from TOTAL S.A. in May 2006.

Under this deed, TOTAL S.A. guaranteed the site remediation obligations of Grande Paroisse and granted a €10 million endowment to the InNaBioSanté research foundation as part of the setting up of a cancer research center at the site by the city of Toulouse.

After having articulated several hypotheses, the Court-appointed experts did not maintain in their final report filed on May 11, 2006, that the accident was caused by pouring a large quantity of a chlorine compound over ammonium nitrate. Instead, the experts have retained a scenario where a container of chlorine compound sweepings was poured between a layer of wet ammonium nitrate covering the floor and a quantity of dry agricultural nitrate at a location not far from the principal storage site. This is claimed to have caused an explosion which then spread into the main storage site. Grande Paroisse was investigated based on this new hypothesis in 2006; Grande Paroisse is contesting this explanation, which it believes to be based on elements that are not factually accurate.

On July 9, 2007, the investigating magistrate brought charges against Grande Paroisse and the former Plant Manager before the Toulouse Criminal Court. In late 2008, TOTAL S.A. and Mr. Thierry Desmarest, Chairman and CEO at the time of the event, were summoned to appear in Court pursuant to a request by a victims association.

On November 19, 2009, the Toulouse Criminal Court acquitted both the former Plant Manager, and Grande Paroisse due to the lack of reliable evidence for the explosion. The Court also ruled that the summonses against TOTAL S.A. and Mr. Thierry Desmarest were inadmissible.

Due to the presumption of civil liability that applied to Grande Paroisse, the Court declared Grande Paroisse civilly liable for the damages caused by the explosion to the victims in its capacity as custodian and operator of the plant.

The Prosecutor’s office, together with certain third parties, appealed the Toulouse Criminal Court verdict. In order to preserve its rights, Grande Paroisse lodged a cross-appeal with respect to civil charges.

By its decision of September 24, 2012, the Court of Appeal of Toulouse (Cour d’appel de Toulouse) upheld the lower court verdict pursuant to which the summonses against TOTAL S.A. and Mr. Thierry Desmarest were determined to be inadmissible. This element of the decision has been appealed by certain third parties before the French Supreme Court (Cour de cassation).

The Court of Appeal considered, however, that the explosion was the result of the chemical accident described by the court-appointed experts. Accordingly, it convicted the former Plant Manager and Grande Paroisse. This element of the decision has been appealed by the former Plant Manager and Grande Paroisse before the French Supreme Court (Cour de cassation), which has the effect of suspending their criminal sentences.

On January 13, 2015, the French Supreme Court (Cour de cassation) fully quashed the decision of September 24, 2012. The impugned decision is set aside and the parties find themselves in the position they were in before the decision was rendered. The case is referred back to the Court of Appeal of Paris for a new criminal trial that could be held early 2017.

A compensation mechanism for victims was set up immediately following the explosion. €2.3 billion was paid for the compensation of claims and related expenses amounts. A €7.8 million reserve remains booked in the Group’s consolidated financial statements as of September 30, 2015.

Blue Rapid and the Russian Olympic Committee – Russian regions and Interneft

Blue Rapid, a Panamanian company, and the Russian Olympic Committee filed a claim for damages with the Paris Commercial Court against Elf Aquitaine, alleging a so-called non-completion by a former subsidiary of Elf Aquitaine of a contract related to an exploration and production project in Russia negotiated in the early 1990s. Elf Aquitaine believed this claim to be unfounded and opposed it. On January 12, 2009, the Commercial Court of Paris rejected Blue Rapid’s claim against Elf Aquitaine and found that the Russian Olympic Committee did not have standing in the matter. Blue Rapid and the Russian Olympic Committee appealed this decision. On June 30, 2011, the Court of Appeal of Paris dismissed as inadmissible the claim of Blue Rapid and the Russian Olympic Committee against Elf Aquitaine, notably on the grounds of the contract having lapsed. Blue Rapid and the Russian Olympic Committee appealed this decision to the French Supreme Court.

In connection with the same facts, and fifteen years after the aforementioned exploration and production contract was rendered null and void (“caduc”), a Russian company, which was held not to be the contracting party to the contract, and two regions of the Russian Federation that were not even parties to the contract, launched an arbitration procedure against the aforementioned former subsidiary of Elf Aquitaine that was liquidated in 2005, claiming alleged damages of $22.4 billion. For the same reasons as those successfully adjudicated by Elf Aquitaine against Blue Rapid and the Russian Olympic Committee, the Group considers this claim to be unfounded as a matter of law and fact.

The Group has lodged a criminal complaint to denounce the fraudulent claim of which the Group believes it is a victim and, has taken and reserved its rights to take other actions and measures to defend its interests.

Iran

In 2003, the United States Securities and Exchange Commission (SEC) followed by the Department of Justice (DoJ) issued a formal order directing an investigation in connection with the pursuit of business in Iran by certain oil companies including, among others, TOTAL.

The inquiry concerned an agreement concluded by the Company with consultants concerning gas fields in Iran and aimed at verifying whether certain payments made under this agreement would have benefited Iranian officials in violation of the Foreign Corrupt Practices Act (FCPA) and the Company’s accounting obligations.

In late May 2013, and after several years of discussions, TOTAL reached settlements with the U.S. authorities (a Deferred Prosecution Agreement with the DoJ and a Cease and Desist Order with the SEC). These settlements, which put an end to these investigations, were concluded without admission of guilt and in exchange for TOTAL respecting a number of obligations, including the payment of a fine ($245.2 million) and civil compensation ($153 million) that occurred during the second quarter of 2013. The reserve of $398.2 million that was booked in the financial statements as of June 30, 2012, has been fully released. By virtue of these settlements, TOTAL also accepted the appointment of a French independent compliance monitor to review the Group’s compliance program and to recommend possible improvements. For more information, refer to “Item 4 — C. Other Matters — 7.3.7.1. Preventing corruption” in TOTAL’s Annual Report on Form 20-F for the year ended December 31, 2014, filed with the SEC on March 26, 2015, as amended on March 27, 2015.

With respect to the same facts, TOTAL and its late Chairman and Chief Executive Officer, who was President of the Middle East division at the time of the facts, were placed under formal investigation in France following a judicial inquiry initiated in 2006. In late May 2013, the Prosecutor’s office recommended that the case be sent to trial. This position was reiterated by the Prosecutor’s office in June 2014. By order notified in October 2014, the investigating magistrate decided to refer the case to trial.

At this point, the Company considers that the resolution of these cases is not expected to have a significant impact on the Group’s financial situation or consequences for its future planned operations.

Oil-for-Food Program

Several countries have launched investigations concerning possible violations related to the United Nations (UN) Oil-for-Food Program in Iraq.

Pursuant to a French criminal investigation, certain current or former Group employees were placed under formal criminal investigation for possible charges as accessories to the misappropriation of Corporate assets and as accessories to the corruption of foreign public agents. In 2007, the criminal investigation was closed and the case was transferred to the Prosecutor’s office. In 2009, the Prosecutor’s office recommended to the investigating magistrate that the case against the Group’s current and former employees and TOTAL’s late Chairman and Chief Executive Officer, President of the Group’s Middle East division at the time of the facts, not be pursued.

In early 2010, despite the recommendation of the Prosecutor’s office, a new investigating magistrate, having taken over the case, decided to indict TOTAL S.A. on bribery charges as well as complicity and influence peddling. The indictment was brought eight years after the beginning of the investigation without any new evidence being introduced.

In October 2010, the Prosecutor’s office recommended to the investigating magistrate that the case against TOTAL S.A., the Group’s former employees and TOTAL’s late Chairman and Chief Executive Officer not be pursued. However, by ordinance notified in early August 2011, the investigating magistrate on the matter decided to send the case to trial. On July 8, 2013, TOTAL S.A., the Group’s former employees and TOTAL’s late Chairman and Chief Executive Officer were cleared of all charges by the Criminal Court, which found that none of the offenses for which they had been prosecuted were established. On July 18, 2013, the Prosecutor’s office appealed the parts of the Criminal Court’s decision acquitting TOTAL S.A. and certain of the Group’s former employees. TOTAL’s late Chairman and Chief Executive Officer’s acquittal issued on July 8, 2013 was irrevocable since the Prosecutor’s office did not appeal this part of the Criminal Court’s decision. The appeal hearing has started on October 14, 2015 and should be completed on November 6, 2015.

Italy

As part of an investigation led by the Prosecutor of the Republic of the Potenza Court, Total Italia and certain Group employees were the subjects of an investigation related to certain calls for tenders that Total Italia made for the preparation and development of an oil field.

The criminal investigation was closed in the first half of 2010.

In May 2012, the Judge of the preliminary hearing decided to dismiss the charges against some of the Group’s employees and to refer the case for trial for a reduced number of charges. The trial started in September 2012.

Rivunion

On July 9, 2012, the Swiss Tribunal Fédéral (Switzerland’s Supreme Court) rendered a decision against Rivunion, a wholly-owned subsidiary of Elf Aquitaine, confirming a tax reassessment in the amount of CHF 171 million (excluding interest for late payment). According to the Tribunal, Rivunion was held liable as tax collector for withholding taxes owed by the beneficiaries of taxable services. Rivunion, in liquidation since March 13, 2002 and unable to recover the amounts corresponding to the withholding taxes in order to meet its fiscal obligations, has been subject to insolvency proceedings since November 1, 2012. On August 29, 2013, the Swiss federal tax administration lodged a claim as part of the insolvency proceedings of Rivunion, for an amount of CHF 284 million, including CHF 171 million of principal as well as interest for late payment. Rivunion’s insolvency proceedings was terminated on December 4, 2014 and the company was removed from the Geneva commercial register on December 11, 2014.

Kashagan

In Kazakhstan, the start-up of production of the Kashagan field, in which TOTAL holds an interest of 16.81%, occurred in September 2013 and was stopped following a gas leak from the export pipeline.

After the identification of a significant number of anomalies in the oil and gas export lines, it was decided to replace both pipelines. The remedial work is being conducted according to best international oil and gas field practices and strict HSE requirements in order to address, mitigate and remedy all problems prior to the restart of production. The work is progressing according to the planned schedule.

On December 13, 2014, the Republic of Kazakhstan and the co-venturers of the consortium concluded an agreement and settled the disputes raised over the last several years concerning a number of operational, financial and environmental matters.

Russia

Since July 2014, members of the international community have adopted economic sanctions against certain Russian persons and entities, including various entities operating in the financial, energy and defense sectors, in response to the situation in Ukraine.

Among other things, the U.S. Treasury Department’s Office of Foreign Assets Control (OFAC) has adopted economic sanctions targeting OAO Novatek, a Russian company listed on the Moscow Interbank Currency Exchange and the London Stock Exchange in which the Group holds an interest through its subsidiary TOTAL E&P Holdings Russia, and entities in which OAO Novatek (individually or with other similarly targeted persons or entities collectively) owns an interest of at least 50%. The OFAC sanctions applicable to OAO Novatek prohibit U.S. persons from transacting in, providing financing for or otherwise dealing in debt issued after July 16, 2014 of greater than 90 days maturity, including OAO Yamal LNG, which is jointly-owned by OAO Novatek (60%), TOTAL E&P Yamal (20%) and CNODC (20%), a subsidiary of CNPC. Consequently, the use of the U.S. dollar for such financing is effectively prohibited.

In order to comply with these sanctions, the financing plan for the Yamal LNG project is being reviewed, and the project’s partners are engaged in efforts to develop a financing plan in compliance with the applicable regulations.

TOTAL continues to closely monitor the different international economic sanctions with respect to its activities in Russia.

The economic sanctions adopted by the European Union in 2014 and then extended, do not affect TOTAL’s activities in Russia. TOTAL has been formally authorized to continue all its activities in Russia (as operator of the Kharyaga field and shareholder and co-owner of OAO Novatek under the Termokarstovoye and Yamal projects) by the French government that is the competent authorities for granting authorization under EU sanctions regime.

TOTAL’s activities in Russia are neither affected by US restrictive measures imposing export controls and restrictions relating to the export of certain goods, services, and technologies destined for projects located in Russia in the field of oil exploration. In July 2015, TOTAL signed an agreement to transfer the exploration licenses it held in the Bazhenov play located in Western Siberia (tight oil) to OAO Lukoil. This agreement also sets out the conditions under which TOTAL and OAO Lukoil could potentially resume their joint activities in Russia.

Djibouti

Following the confirmation of their conviction by a final judgment of the facts regarding pollution that occurred in the port of Djibouti in 1997, Total Djibouti SA and Total Marketing Djibouti SA each received in September 2014 an order to pay €53.8 million to the Republic of Djibouti. The amounts were contested by the two companies which, unable to deal with the liability, in accordance with local law, filed declarations of insolvency with the court on October 7, 2014. With respect to Total Djibouti SA, the insolvency proceeding comprised a recovery plan.

Following a judgment delivered on November 18, 2014, the recovery plan proposed by Total Djibouti SA was rejected and the two companies were put into liquidation.

Total Djibouti SA, a subsidiary indirectly 100% owned of TOTAL S.A., fully holds the capital of Total Marketing Djibouti SA.

Yemen

Due to further degradation of the safety conditions in the vicinity of Balhaf, the company Yemen LNG, in which the Group holds a stake of 39.62%, has decided to stop its commercial production activities and export LNG. The plant will remain in a preservation mode and no expatriate personnel remain on site. As a consequence of the current situation, Yemen LNG has declared Force Majeure to its various stakeholders.

United States of America

The Office of Enforcement of the U.S. Federal Energy Regulatory Commission (FERC) and the Division of Enforcement of the U.S. Commodity Futures Trading Commission (CFTC) have begun investigations in connection with natural gas trading activities of TOTAL Gas & Power North America, Inc, an American Group’s subsidiary. These investigations cover transactions realized by the Group’s subsidiary between June 2009 and June 2012 on the natural gas market. TOTAL Gas & Power North America, Inc received a Notice of Alleged Violations of the FERC on September 21, 2015.

The Group’s subsidiary is cooperating in the investigations conducted by the U.S. authorities.

8) Information by business segment

9 months 2015 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total

Non-Group sales	13,383	54,654	59,561	10	-	127,608
Intersegment sales	13,585	21,262	696	159	(35,702)	-
Excise taxes	-	(3,034)	(13,445)	-	-	(16,479)
Revenues from sales	26,968	72,882	46,812	169	(35,702)	111,129
Operating expenses	(16,135)	(68,068)	(45,022)	(635)	35,702	(94,158)
Depreciation, depletion and amortization of tangible assets and mineral interests	(8,668)	(799)	(561)	(20)	-	(10,048)
Operating income	2,165	4,015	1,229	(486)	-	6,923
Equity in net income (loss) of affiliates and other items	1,448	1,021	394	491	-	3,354
Tax on net operating income	(1,622)	(1,031)	(450)	(47)	-	(3,150)
Net operating income	1,991	4,005	1,173	(42)	-	7,127
Net cost of net debt						(541)
Non-controlling interests						127
Net income						6,713

9 months 2015 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total

Non-Group sales	(314)	-	-	-	-	(314)
Intersegment sales	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-
Revenues from sales	(314)	-	-	-	-	(314)
Operating expenses	(151)	(606)	(155)	-	-	(912)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,890)	(31)	(23)	-	-	(1,944)
Operating income (b)	(2,355)	(637)	(178)	-	-	(3,170)
Equity in net income (loss) of affiliates and other items	(206)	576	140	-	-	510
Tax on net operating income	526	184	42	-	-	752
Net operating income (b)	(2,035)	123	4	-	-	(1,908)
Net cost of net debt						-
Non-controlling interests						178
Net income						(1,730)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

- On operating income	-	(500)	(149)	-

- On net operating income	-	(343)	(101)	-

9 months 2015 (adjusted) (M$)(a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total

Non-Group sales	13,697	54,654	59,561	10	-	127,922
Intersegment sales	13,585	21,262	696	159	(35,702)	-
Excise taxes	-	(3,034)	(13,445)	-	-	(16,479)
Revenues from sales	27,282	72,882	46,812	169	(35,702)	111,443
Operating expenses	(15,984)	(67,462)	(44,867)	(635)	35,702	(93,246)
Depreciation, depletion and amortization of tangible assets and mineral interests	(6,778)	(768)	(538)	(20)	-	(8,104)
Adjusted operating income	4,520	4,652	1,407	(486)	-	10,093
Equity in net income (loss) of affiliates and other items	1,654	445	254	491	-	2,844
Tax on net operating income	(2,148)	(1,215)	(492)	(47)	-	(3,902)
Adjusted net operating income	4,026	3,882	1,169	(42)	-	9,035
Net cost of net debt						(541)
Non-controlling interests						(51)
Adjusted net income						8,443
Adjusted fully-diluted earnings per share ($)						3.64

(a) Except for earnings per share.

9 months 2015 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total

Total expenditures	18,977	1,257	1,152	53	-	21,439
Total divestments	1,813	2,652	800	22	-	5,287
Cash flow from operating activities	8,558	4,305	2,034	211	-	15,108

9 months 2014 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total

Non-Group sales	18,069	83,099	82,430	13	-	183,611
Intersegment sales	23,053	35,627	1,276	162	(60,118)	-
Excise taxes	-	(3,733)	(14,594)	-	-	(18,327)
Revenues from sales	41,122	114,993	69,112	175	(60,118)	165,284
Operating expenses	(19,451)	(112,766)	(67,397)	(706)	60,118	(140,202)
Depreciation, depletion and amortization of tangible assets and mineral interests	(6,986)	(1,162)	(579)	(29)	-	(8,756)
Operating income	14,685	1,065	1,136	(560)	-	16,326
Equity in net income (loss) of affiliates and other items	3,344	160	55	103	-	3,662
Tax on net operating income	(8,590)	(215)	(331)	(323)	-	(9,459)
Net operating income	9,439	1,010	860	(780)	-	10,529
Net cost of net debt						(437)
Non-controlling interests						(190)
Net income						9,902

9 months 2014 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total

Non-Group sales	7	-	-	-	-	7
Intersegment sales	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-
Revenues from sales	7	-	-	-	-	7
Operating expenses	(194)	(553)	(111)	-	-	(858)
Depreciation, depletion and amortization of tangible assets and mineral interests	(110)	(52)	-	-	-	(162)
Operating income (b)	(297)	(605)	(111)	-	-	(1,013)
Equity in net income (loss) of affiliates and other items	712	(85)	(72)	-	-	555
Tax on net operating income	116	167	34	-	-	317
Net operating income (b)	531	(523)	(149)	-	-	(141)
Net cost of net debt						-
Non-controlling interests						7
Net income						(134)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

- On operating income	-	(538)	(89)	-

- On net operating income	-	(404)	(63)	-

9 months 2014 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total

Non-Group sales	18,062	83,099	82,430	13	-	183,604
Intersegment sales	23,053	35,627	1,276	162	(60,118)	-
Excise taxes	-	(3,733)	(14,594)	-	-	(18,327)
Revenues from sales	41,115	114,993	69,112	175	(60,118)	165,277
Operating expenses	(19,257)	(112,213)	(67,286)	(706)	60,118	(139,344)
Depreciation, depletion and amortization of tangible assets and mineral interests	(6,876)	(1,110)	(579)	(29)	-	(8,594)
Adjusted operating income	14,982	1,670	1,247	(560)	-	17,339
Equity in net income (loss) of affiliates and other items	2,632	245	127	103	-	3,107
Tax on net operating income	(8,706)	(382)	(365)	(323)	-	(9,776)
Adjusted net operating income	8,908	1,533	1,009	(780)	-	10,670
Net cost of net debt						(437)
Non-controlling interests						(197)
Adjusted net income						10,036
Adjusted fully-diluted earnings per share ($)						4.40

(a) Except for earnings per share.

9 months 2014 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total

Total expenditures	20,233	1,147	877	100	-	22,357
Total divestments	4,291	35	110	65	-	4,501
Cash flow from operating activities	14,058	3,189	1,094	(87)	-	18,254

3rd quarter 2015 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total

Non-Group sales	3,660	17,397	19,522	1	-	40,580
Intersegment sales	4,280	6,912	201	51	(11,444)	-
Excise taxes	-	(1,094)	(4,589)	-	-	(5,683)
Revenues from sales	7,940	23,215	15,134	52	(11,444)	34,897
Operating expenses	(4,717)	(22,169)	(14,651)	(216)	11,444	(30,309)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,898)	(256)	(185)	(6)	-	(3,345)
Operating income	325	790	298	(170)	-	1,243
Equity in net income (loss) of affiliates and other items	360	152	(29)	23	-	506
Tax on net operating income	(345)	(152)	(126)	128	-	(495)
Net operating income	340	790	143	(19)	-	1,254
Net cost of net debt						(189)
Non-controlling interests						14
Net income						1,079

3rd quarter 2015 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total

Non-Group sales	(10)	-	-	-	-	(10)
Intersegment sales	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-
Revenues from sales	(10)	-	-	-	-	(10)
Operating expenses	(9)	(923)	(199)	-	-	(1,131)
Depreciation, depletion and amortization of tangible assets and mineral interests	(650)	-	-	-	-	(650)
Operating income (b)	(669)	(923)	(199)	-	-	(1,791)
Equity in net income (loss) of affiliates and other items	(151)	(14)	(145)	-	-	(310)
Tax on net operating income	53	294	64	-	-	411
Net operating income (b)	(767)	(643)	(280)	-	-	(1,690)
Net cost of net debt						-
Non-controlling interests						13
Net income						(1,677)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

- On operating income	-	(934)	(193)	-

- On net operating income	-	(631)	(139)	-

3rd quarter 2015 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total

Non-Group sales	3,670	17,397	19,522	1	-	40,590
Intersegment sales	4,280	6,912	201	51	(11,444)	-
Excise taxes	-	(1,094)	(4,589)	-	-	(5,683)
Revenues from sales	7,950	23,215	15,134	52	(11,444)	34,907
Operating expenses	(4,708)	(21,246)	(14,452)	(216)	11,444	(29,178)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,248)	(256)	(185)	(6)	-	(2,695)
Adjusted operating income	994	1,713	497	(170)	-	3,034
Equity in net income (loss) of affiliates and other items	511	166	116	23	-	816
Tax on net operating income	(398)	(446)	(190)	128	-	(906)
Adjusted net operating income	1,107	1,433	423	(19)	-	2,944
Net cost of net debt						(189)
Non-controlling interests						1
Adjusted net income						2,756
Adjusted fully-diluted earnings per share ($)						1.17

(a) Except for earnings per share.

3rd quarter 2015 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total

Total expenditures	5,173	358	501	8	-	6,040
Total divestments	272	12	121	5	-	410
Cash flow from operating activities	2,320	2,291	1,011	367	-	5,989

3rd quarter 2014 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total

Non-Group sales	5,198	27,417	27,747	1	-	60,363
Intersegment sales	7,560	11,931	466	67	(20,024)	-
Excise taxes	-	(1,292)	(4,849)	-	-	(6,141)
Revenues from sales	12,758	38,056	23,364	68	(20,024)	54,222
Operating expenses	(5,763)	(37,230)	(22,742)	(275)	20,024	(45,986)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,496)	(376)	(199)	(11)	-	(3,082)
Operating income	4,499	450	423	(218)	-	5,154
Equity in net income (loss) of affiliates and other items	1,298	41	(35)	50	-	1,354
Tax on net operating income	(2,627)	(107)	(123)	(31)	-	(2,888)
Net operating income	3,170	384	265	(199)	-	3,620
Net cost of net debt						(92)
Non-controlling interests						(65)
Net income						3,463

3rd quarter 2014 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total

Non-Group sales	17	-	-	-	-	17
Intersegment sales	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-
Revenues from sales	17	-	-	-	-	17
Operating expenses	(79)	(512)	(66)	-	-	(657)
Depreciation, depletion and amortization of tangible assets and mineral interests	(110)	(12)	-	-	-	(122)
Operating income (b)	(172)	(524)	(66)	-	-	(762)
Equity in net income (loss) of affiliates and other items	432	(45)	(65)	-	-	322
Tax on net operating income	145	167	20	-	-	332
Net operating income (b)	405	(402)	(111)	-	-	(108)
Net cost of net debt						-
Non-controlling interests						13
Net income						(95)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

- On operating income	-	(497)	(66)	-

- On net operating income	-	(370)	(46)	-

3rd quarter 2014 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total

Non-Group sales	5,181	27,417	27,747	1	-	60,346
Intersegment sales	7,560	11,931	466	67	(20,024)	-
Excise taxes	-	(1,292)	(4,849)	-	-	(6,141)
Revenues from sales	12,741	38,056	23,364	68	(20,024)	54,205
Operating expenses	(5,684)	(36,718)	(22,676)	(275)	20,024	(45,329)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,386)	(364)	(199)	(11)	-	(2,960)
Adjusted operating income	4,671	974	489	(218)	-	5,916
Equity in net income (loss) of affiliates and other items	866	86	30	50	-	1,032
Tax on net operating income	(2,772)	(274)	(143)	(31)	-	(3,220)
Adjusted net operating income	2,765	786	376	(199)	-	3,728
Net cost of net debt						(92)
Non-controlling interests						(78)
Adjusted net income						3,558
Adjusted fully-diluted earnings per share ($)						1.56

(a) Except for earnings per share.

3rd quarter 2014 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total

Total expenditures	6,923	422	398	26	-	7,769
Total divestments	1,924	9	56	41	-	2,030
Cash flow from operating activities	5,442	1,729	701	(233)	-	7,639

9) Reconciliation of the information by business segment with consolidated financial statements

9 months 2015 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	127,922	(314)	127,608
Excise taxes	(16,479)	-	(16,479)
Revenues from sales	111,443	(314)	111,129

Purchases net of inventory variation	(74,148)	(649)	(74,797)
Other operating expenses	(17,921)	(176)	(18,097)
Exploration costs	(1,177)	(87)	(1,264)
Depreciation, depletion and amortization of tangible assets and mineral interests	(8,104)	(1,944)	(10,048)
Other income	1,299	1,474	2,773
Other expense	(358)	(921)	(1,279)

Financial interest on debt	(726)	-	(726)
Financial income from marketable securities & cash equivalents	69	-	69
Cost of net debt	(657)	-	(657)

Other financial income	582	-	582
Other financial expense	(483)	-	(483)

Equity in net income (loss) of affiliates	1,804	(43)	1,761

Income taxes	(3,786)	752	(3,034)
Consolidated net income	8,494	(1,908)	6,586
Group share	8,443	(1,730)	6,713
Non-controlling interests	51	(178)	(127)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

9 months 2014 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	183,604	7	183,611
Excise taxes	(18,327)	-	(18,327)
Revenues from sales	165,277	7	165,284

Purchases net of inventory variation	(116,704)	(627)	(117,331)
Other operating expenses	(21,287)	(231)	(21,518)
Exploration costs	(1,353)	-	(1,353)
Depreciation, depletion and amortization of tangible assets and mineral interests	(8,594)	(162)	(8,756)
Other income	757	1,080	1,837
Other expense	(406)	(61)	(467)

Financial interest on debt	(640)	-	(640)
Financial income from marketable securities & cash equivalents	80	-	80
Cost of net debt	(560)	-	(560)

Other financial income	602	-	602
Other financial expense	(508)	-	(508)

Equity in net income (loss) of affiliates	2,662	(464)	2,198

Income taxes	(9,653)	317	(9,336)
Consolidated net income	10,233	(141)	10,092
Group share	10,036	(134)	9,902
Non-controlling interests	197	(7)	190

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

3rd quarter 2015 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	40,590	(10)	40,580
Excise taxes	(5,683)	-	(5,683)
Revenues from sales	34,907	(10)	34,897

Purchases net of inventory variation	(23,113)	(1,127)	(24,240)
Other operating expenses	(5,790)	(4)	(5,794)
Exploration costs	(275)	-	(275)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,695)	(650)	(3,345)
Other income	415	15	430
Other expense	(123)	(318)	(441)

Financial interest on debt	(233)	-	(233)
Financial income from marketable securities & cash equivalents	10	-	10
Cost of net debt	(223)	-	(223)

Other financial income	185	-	185
Other financial expense	(154)	-	(154)

Equity in net income (loss) of affiliates	493	(7)	486

Income taxes	(872)	411	(461)
Consolidated net income	2,755	(1,690)	1,065
Group share	2,756	(1,677)	1,079
Non-controlling interests	(1)	(13)	(14)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

3rd quarter 2014 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	60,346	17	60,363
Excise taxes	(6,141)	-	(6,141)
Revenues from sales	54,205	17	54,222

Purchases net of inventory variation	(38,065)	(563)	(38,628)
Other operating expenses	(6,831)	(94)	(6,925)
Exploration costs	(433)	-	(433)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,960)	(122)	(3,082)
Other income	209	432	641
Other expense	(143)	(12)	(155)

Financial interest on debt	(173)	-	(173)
Financial income from marketable securities & cash equivalents	30	-	30
Cost of net debt	(143)	-	(143)

Other financial income	176	-	176
Other financial expense	(159)	-	(159)

Equity in net income (loss) of affiliates	949	(98)	851

Income taxes	(3,169)	332	(2,837)
Consolidated net income	3,636	(108)	3,528
Group share	3,558	(95)	3,463
Non-controlling interests	78	(13)	65

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

10) Sales by business segment

(M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total

1st quarter 2015
Non-Group sales	5,225	17,464	19,620	4	-	42,313
Intersegment sales	4,384	6,967	272	52	(11,675)	-
Excise taxes	-	(933)	(4,417)	-	-	(5,350)
Revenues from sales	9,609	23,498	15,475	56	(11,675)	36,963
2nd quarter 2015
Non-Group sales	4,498	19,793	20,419	5	-	44,715
Intersegment sales	4,921	7,383	223	56	(12,583)	-
Excise taxes	-	(1,007)	(4,439)	-	-	(5,446)
Revenues from sales	9,419	26,169	16,203	61	(12,583)	39,269
3rd quarter 2015
Non-Group sales	3,660	17,397	19,522	1	-	40,580
Intersegment sales	4,280	6,912	201	51	(11,444)	-
Excise taxes	-	(1,094)	(4,589)	-	-	(5,683)
Revenues from sales	7,940	23,215	15,134	52	(11,444)	34,897
9 months 2015
Non-Group sales	13,383	54,654	59,561	10	-	127,608
Intersegment sales	13,585	21,262	696	159	(35,702)	-
Excise taxes	-	(3,034)	(13,445)	-	-	(16,479)
Revenues from sales	26,968	72,882	46,812	169	(35,702)	111,129
1st quarter 2014
Non-Group sales	6,666	27,539	26,470	12	-	60,687
Intersegment sales	7,436	11,956	408	49	(19,849)	-
Excise taxes	-	(1,160)	(4,672)	-	-	(5,832)
Revenues from sales	14,102	38,335	22,206	61	(19,849)	54,855
2nd quarter 2014
Non-Group sales	6,205	28,143	28,213	-	-	62,561
Intersegment sales	8,057	11,740	402	46	(20,245)	-
Excise taxes	-	(1,281)	(5,073)	-	-	(6,354)
Revenues from sales	14,262	38,602	23,542	46	(20,245)	56,207
3rd quarter 2014
Non-Group sales	5,198	27,417	27,747	1	-	60,363
Intersegment sales	7,560	11,931	466	67	(20,024)	-
Excise taxes	-	(1,292)	(4,849)	-	-	(6,141)
Revenues from sales	12,758	38,056	23,364	68	(20,024)	54,222
9 months 2014
Non-Group sales	18,069	83,099	82,430	13	-	183,611
Intersegment sales	23,053	35,627	1,276	162	(60,118)	-
Excise taxes	-	(3,733)	(14,594)	-	-	(18,327)
Revenues from sales	41,122	114,993	69,112	175	(60,118)	165,284

11) Changes in progress in the Group structure

➢	Upstream

•

TOTAL announced in November 2012 an agreement for the sale in Nigeria of its 20% interest in block OML 138 to a subsidiary of China Petrochemical Corporation (Sinopec). On July 17, 2014, Sinopec informed the Group of its decision to not complete the transaction. The Group is actively pursuing its divestment process. At September 30, 2015 the assets and liabilities remain respectively classified in the consolidated balance sheet in “assets classified as held for sale” for an amount of $2,505 million and “liabilities directly associated with the assets classified as held for sale” for an amount of $1,022 million. The assets concerned mainly include tangible assets for an amount of $2,286 million.

•

TOTAL has signed in August 2015 an agreement to sell all of its interests in the FUKA and SIRGE gas pipelines and the St. Fergus Gas Terminal to North Sea Midstream Partners, subject to the customary approvals. At September 30, 2015 the assets and liabilities have been respectively classified in the consolidated balance sheet in “assets classified as held for sale” for an amount of $505 million and “liabilities directly associated with the assets classified as held for sale” for an amount of $83 million. The assets concerned mainly include tangible assets for an amount of $505 million.

•

TOTAL has signed in September 2015 an agreement to sell a 10% interest in the Fort Hills oil sands mining project to the operating partner Suncor Energy. The transaction is subject to regulatory approval. At September 30, 2015 the assets and liabilities have been respectively classified in the consolidated balance sheet in “assets classified as held for sale” for an amount of $265 million and “liabilities directly associated with the assets classified as held for sale” for an amount of $34 million. The assets concerned mainly include tangible assets for an amount of $189 million.

➢	Marketing & Services

•

TOTAL has signed in September 2015 an agreement to sell its service station network and commercial sales, supply and logistics assets located in Turkey to Demirören. The transaction is subject to the customary approvals. At September 30, 2015 the assets and liabilities have been respectively classified in the consolidated balance sheet in “assets classified as held for sale” for an amount of $459 million and “liabilities directly associated with the assets classified as held for sale” for an amount of $259 million. The assets and liabilities concerned mainly include intangible assets for an amount of $51 million, tangible assets for an amount of $67 million, non current loans for an amount of $78 million, trade receivables for an amount of $142 million, inventories for an amount of $52 million, accounts payable for an amount of $68 million and current bank debt for an amount of $149 million.

12) Post-closing and other events

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On October 19, 2015, TOTAL announced the signature of an agreement to sell a 15% interest in the Gina Krog field in Norway to Tellus Petroleum, a subsidiary of Sequa Petroleum NV. The completion payment will total 1.4 billion NOK. The transaction is subject to the approval of the Norwegian authorities.